 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-272815
PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated October 11, 2023)
Up to 205,652,848 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated October 11, 2023, relating to our Registration Statement on Form S-1 (Registration No. 333-272815) (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2023 (the “2024 First Quarter 10-Q”), which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. The Prospectus, together with this prospectus supplement, relates to the resale of up to 74,903,789 shares of our common stock, par value $0.001 per share (the “common stock”), and 130,749,059 shares of our common stock underlying certain warrants (collectively, the “Shares”), by the selling stockholders identified in the Prospectus under “Selling Stockholders”.
Our common stock is quoted on the OTCQB of OTC Markets Group, Inc. under the symbol “CYDY.” On October 20, 2023, the closing price of our common stock was $0.16 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in the Prospectus on page 8 and in Part II, Item 1A of the 2024 First Quarter 10-Q before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 23, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended August 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1933

For the transition period from                  to

Commission File Number: 000-49908

CYTODYN INC.

(Exact name of registrant as specified in its charter)

Delaware	83-1887078
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer or Identification No.)

1111 Main Street, Suite 660 Vancouver, Washington	98660
(Address of principal executive offices)	(Zip Code)

(360) 980-8524

(Registrant’s telephone number, including area code)

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-accelerated Filer	☒	Smaller Reporting Company	☒

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

On September 30, 2023, there were 931,151,762 shares outstanding of the registrant’s $0.001 par value common stock.

PART I. Financial Information

Item 1. Consolidated Financial Statements

CytoDyn Inc.

Consolidated Balance Sheets

(Unaudited, in thousands, except par value)

	August 31, 2023	May 31, 2023
Assets
Current assets:
Cash	$2,034	$2,541
Restricted cash	6,538	6,507
Prepaid expenses	2,858	1,167
Prepaid service fees	538	590
Total current assets	11,968	10,805
Other non-current assets	443	487
Total assets	$12,411	$11,292
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$62,773	$62,725
Accrued liabilities and compensation	8,777	6,669
Accrued interest on convertible notes	11,772	10,598
Accrued dividends on convertible preferred stock	5,681	5,308
Convertible notes payable, net	33,100	34,417
Derivative liability - equity instruments	4,375	79
Private placement of shares and warrants	2,575	—
Total current liabilities	129,053	119,796
Notes payable, net	—	714
Operating leases	247	283
Total liabilities	129,300	120,793
Commitments and Contingencies (Note 8)
Stockholders’ deficit:
Preferred stock, $0.001 par value; 5,000 shares authorized:
Series B convertible preferred stock, $0.001 par value; 400 authorized; 19 issued and outstanding at August 31, 2023 and May 31, 2023	—	—
Series C convertible preferred stock, $0.001 par value; 8 authorized; 6 issued and outstanding at August 31, 2023 and May 31, 2023	—	—
Series D convertible preferred stock, $0.001 par value; 12 authorized; 9 issued and outstanding at August 31, 2023 and May 31, 2023	—	—
Common stock, $0.001 par value; 1,350,000 shares authorized; 931,400 and 919,053 issued, and 930,957 and 918,610 outstanding at August 31, 2023 and May 31, 2023, respectively	931	919
Treasury stock, $0.001 par value; 443 shares at August 31, 2023 and May 31, 2023	—	—
Additional paid-in capital	735,441	731,270
Accumulated deficit	(853,261)	(841,690)
Total stockholders’ deficit	(116,889)	(109,501)
Total liabilities and stockholders' deficit	$12,411	$11,292

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

(Unaudited, in thousands, except per share data)

	Three months ended August 31,
	2023	2022
Operating expenses:
General and administrative	$2,688	$6,333
Research and development	1,914	576
Amortization and depreciation	10	99
Inventory charge	—	2,704
Total operating expenses	4,612	9,712
Operating loss	(4,612)	(9,712)
Interest and other expenses:
Interest on convertible notes	(1,197)	(1,146)
Amortization of discount on convertible notes	(400)	(576)
Amortization of debt issuance costs	(366)	(16)
Loss on induced conversion	(2,004)	—
Finance charges	(912)	(940)
Loss on note extinguishment	(2,084)	—
Gain (loss) on derivatives	4	(8,601)
Total interest and other expenses	(6,959)	(11,279)
Loss before income taxes	(11,571)	(20,991)
Income tax benefit	—	—
Net loss	$(11,571)	$(20,991)
Basic and diluted:
Weighted average common shares outstanding	923,587	787,856
Loss per share	$(0.01)	$(0.03)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

(Unaudited, in thousands)

	Preferred stock		Common stock		Treasury stock		Additional	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	deficit
Balance at May 31, 2023	34	$—	919,053	$919	443	$—	$731,270	$(841,690)	$(109,501)
Issuance of stock for convertible note repayment	—	—	8,661	8	—	—	1,492	—	1,500
Loss on induced conversion	—	—	—	—	—	—	2,004	—	2,004
Warrants issued in note offering	—	—	—	—	—	—	170	—	170
Stock issued for compensation	—	—	686	1	—	—	154	—	155
Warrant exercises	—	—	3,000	3	—	—	297	—	300
Dividends accrued on Series C and D convertible preferred stock	—	—	—	—	—	—	(373)	—	(373)
Reclassification of warrants from liability to equity classified	—	—	—	—	—	—	79	—	79
Stock-based compensation	—	—	—	—	—	—	348	—	348
Net loss	—	—	—	—	—	—	—	(11,571)	(11,571)
Balance at August 31, 2023	34	$—	931,400	$931	443	$—	$735,441	$(853,261)	$(116,889)

	Preferred stock		Common stock		Treasury stock		Additional	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	deficit
Balance at May 31, 2022	35	$—	720,028	$720	443	$—	$671,013	$(766,131)	$(94,398)
Stock issued for compensation	—	—	879	1	—	—	344	—	345
Stock issued for private offerings	—	—	85,378	85	—	—	17,459	—	17,544
Issuance costs related to stock issued for private offerings	—	—	—	—	—	—	(6,289)	—	(6,289)
Conversion of Series C convertible preferred stock to common stock	(1)	—	1,136	1	—	—	(1)	—	—
Warrant exercises	—	—	657	1	—	—	263	—	264
Deemed dividend paid in common stock due to down round provision, recorded in additional paid-in capital	—	—	4,620	5	—	—	(5)	—	—
Accrued preferred stock dividends	—	—	—	—	—	—	(384)	—	(384)
Reclassification of warrants from liability to equity classified	—	—	—	—	—	—	8,601	—	8,601
Stock-based compensation	—	—	—	—	—	—	996	—	996
Reclassification of prior period preferred stock dividends	—	—	—	—	—	—	(4,265)	4,265	—
Net loss	—	—	—	—	—	—	—	(20,991)	(20,991)
Balance at August 31, 2022	34	$—	812,698	$813	443	$—	$687,732	$(782,857)	$(94,312)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Three months ended August 31,
	2023	2022

Cash flows from operating activities:
Net loss	$(11,571)	$(20,991)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	10	99
Amortization of debt issuance costs	366	16
Amortization of discount on convertible notes	400	576
(Gain) loss on derivatives	(4)	8,601
Loss on induced conversion	2,004	—
Loss on note extinguishment	2,084	—
Inventory charge	—	2,704
Stock-based compensation	503	1,341
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses and other assets	(1,605)	(1,601)
(Decrease) increase in accounts payable and accrued expenses	3,318	(1,819)
Net cash used in operating activities	(4,495)	(11,074)
Cash flows from investing activities:
Net cash used in investing activities	—	—
Cash flows from financing activities:
Proceeds from sale of common stock and warrants, net of issuance costs	2,575	11,255
Proceeds from warrant exercises	300	264
Proceeds from convertible note and warrant issuances, net of issuance costs	1,144	—
Net cash provided by financing activities	4,019	11,519
Net change in cash and restricted cash	(476)	445
Cash and restricted cash at beginning of period	9,048	4,231
Cash and restricted cash at end of period	$8,572	$4,676
Cash and restricted cash consisted of the following:
Cash	$2,034	$4,676
Restricted cash	6,538	—
Total cash and restricted cash	$8,572	$4,676
Supplemental disclosure:
Cash paid for interest	$24	$—
Non-cash investing and financing transactions:
Derivative liability associated with warrants	$83	$8,601
Issuance of common stock for principal of convertible notes	$1,500	$—
Accrued dividends on Series C and D convertible preferred stock	$373	$384
Warrants issued to placement agent	$413	$4,491
Deemed dividend on common stock issued due to down round provision, recorded in additional paid-in capital	$—	$4,154
Note conversion to common stock and warrants	$2,295	$—

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AUGUST 31, 2023

(Unaudited)

Note 1. Organization

CytoDyn Inc. (together with its wholly owned subsidiaries, the “Company”) was originally incorporated under the laws of Colorado on May 2, 2002, under the name RexRay Corporation and, effective August 27, 2015, reincorporated under the laws of Delaware. The Company is a clinical-stage biotechnology company focused on the clinical development of innovative treatments for multiple therapeutic indications based on its product candidate, leronlimab, a novel humanized monoclonal antibody targeting the C-C chemokine receptor type 5 (“CCR5”).

The Company has been investigating leronlimab as a viral entry inhibitor for treatment of human immunodeficiency virus (“HIV”), believed to competitively bind to the N-terminus and second extracellular loop of the CCR5 receptor. For immunology, the CCR5 receptor is believed to be implicated in immune-mediated illnesses such as Metabolic dysfunction-associated steatohepatitis (“MASH”), replacement for the term nonalcoholic steatohepatitis. Leronlimab is being studied in MASH, MASH-HIV, solid tumors in oncology, and other HIV indications where CCR5 is believed to play an integral role.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The unaudited interim consolidated financial statements include the accounts of CytoDyn Inc. and its wholly owned subsidiary, CytoDyn Operations Inc. All intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results of operations for the interim financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) have been omitted in accordance with the rules and regulations of the SEC. The interim financial information and notes thereto should be read in conjunction with the Company's latest Annual Report on Form 10-K for the fiscal year ended May 31, 2023 (the “2023 Form 10-K”). The results of operations for the periods presented are not necessarily indicative of results to be expected for the entire fiscal year or for any other future annual or interim period.

Reclassifications

Certain prior year and prior quarter amounts shown in the accompanying consolidated financial statements have been reclassified to conform to the current period presentation. Such reclassifications did not have a material effect on the Company’s previously reported financial position, results of operations, stockholders’ deficit, or net cash provided by operating activities.

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As presented in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of approximately $11.6 million for the three months ended August 31, 2023, and has an accumulated deficit of approximately $853.3 million as of August 31, 2023. These factors, among several others, including the various legal matters discussed in Note 8, Commitments and Contingencies – Legal Proceedings, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuance as a going concern is dependent upon its ability to obtain additional operating capital, complete the development of its product candidate, leronlimab, obtain approval to commercialize leronlimab from regulatory agencies, continue to outsource manufacturing of leronlimab, and ultimately achieve revenues and attain profitability. The Company plans to continue to engage in research and development activities related to leronlimab for multiple indications and expects to incur significant research and development expenses in the future, primarily related to its regulatory compliance, including seeking the lifting of the U.S Food and Drug Administration’s (the “FDA”) clinical hold with regard to the Company’s HIV program, performing additional clinical trials in various indications, and seeking regulatory approval for its product candidate for commercialization. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance its future development activities and its working capital needs primarily from the sale of equity and debt securities, combined with additional funding from other sources. However, there can be no assurance that the Company will be successful in these endeavors.

Use of estimates

The preparation of the consolidated financial statements in accordance with accounting principles GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are assessed each period and updated to reflect current information, such as the status of our analysis of the results of our clinical trials and/or discussions with the FDA which could have an impact on the Company’s significant accounting estimates and assumptions. The Company’s estimates are based on historical experience and on various market and other relevant, appropriate assumptions. Significant estimates include, but are not limited to, those relating to capitalization of pre-launch inventories, charges for excess and obsolete inventories, research and development expenses, commitments and contingencies, stock-based compensation, and the assumptions used to value warrants and warrant modifications. Actual results could differ from these estimates.

Restricted cash

As of August 31, 2023, the Company had recorded approximately $6.5 million of restricted cash. The restricted cash is related to cash held as collateral in connection with a surety bond that was posted as required in the Amarex litigation and will remain as restricted cash until the litigation is resolved.

Recent Accounting Pronouncements

In July 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 - General Revision of Regulation S-X: Income or Loss Applicable to Common Stock” (“ASU 2023-03”). This ASU amends various paragraphs in the accounting codification pursuant to the issuance of Commission Staff Bulletin ("SAB") number 120. ASU 2023-03 does not provide any new guidance and is immediately effective. ASU 2023-03 did not have a material impact on the consolidated financial statements.

Note 3. Accounts Payable and Accrued Liabilities and Compensation

As of August 31, 2023 and May 31, 2023, the accounts payable balance was approximately $62.8 million and $62.7 million, respectively, with two vendors accounting for 72% and 72% of the total balance of accounts payable at the respective dates.

The components of accrued liabilities and compensation are as follows (in thousands):

	August 31, 2023	May 31, 2023
Compensation and related expense	$349	$335
Legal fees and settlement	239	168
Clinical expense	1,084	187
Accrued inventory charges and expenses	5,866	4,978
License fees	1,096	862
Lease payable	140	139
Other liabilities	3	—
Total accrued liabilities	$8,777	$6,669

Note 4. Convertible Instruments and Accrued Interest

Convertible preferred stock

The following table presents the number of potentially issuable shares of common stock should shares of preferred stock and amounts of undeclared and accrued preferred dividends be converted to common stock.

	August 31, 2023			May 31, 2023
(in thousands except conversion rate)	Series B	Series C	Series D	Series B	Series C	Series D
Shares of preferred stock outstanding	19	6	9	19	6	9
Common stock conversion rate	10:1	2,000:1	1,250:1	10:1	2,000:1	1,250:1
Total shares of common stock if converted	190	12,670	10,565	190	12,670	10,565
Undeclared dividends	$16	$-	$-	$15	$-	$-
Accrued dividends	$-	$2,660	$3,021	$-	$2,500	$2,808
Total shares of common stock if dividends converted	32	5,320	6,042	30	5,000	5,616

Under the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), dividends on its outstanding shares of Series B Convertible Preferred Stock (the “Series B preferred stock”) may be paid in cash or shares of the Company’s common stock at the option of the Company. Dividends on outstanding shares of Series C Convertible Preferred Stock (the “Series C preferred stock”) and Series D Convertible Preferred Stock (the “Series D preferred stock”) are payable in cash or shares of common stock at the election of the holder. The preferred stockholders have the right to dividends only when and if declared by the Company’s Board of Directors. Under Section 170 of the Delaware General Corporation Law, the Company is permitted to pay dividends only out of capital surplus or, if none, out of net profits for the fiscal year in which the dividend is declared or net profits from the preceding fiscal year.

Series B preferred stock provides for a liquidation preference over the common shares of $5.00 per share, plus any accrued and unpaid dividends. In the event of liquidation, holders of Series C and Series D preferred stock will be entitled to receive, on a pari passu basis, and in preference of any payment or distribution to holders of the Series B preferred stock and common stock, an amount per share equal to $1,000 per share plus any accrued and unpaid dividends.

Convertible notes and accrued interest

Key terms of the outstanding convertible notes are as follows:

	August 31, 2023
	April 2, 2021 Note	April 23, 2021 Note
Interest rate per annum	10%	10%
Conversion price per share upon five trading days' notice	$10.00	$10.00
Party that controls the conversion rights	Investor	Investor
Maturity date	April 5, 2025	April 23, 2025
Security interest	All Company assets excluding intellectual property

In addition to standard anti-dilution adjustments, the conversion price of the April 2, 2021 Note and April 23, 2021 Note is subject to full-ratchet anti-dilution protection, pursuant to which the conversion price will be automatically reduced to equal the effective price per share in any new offering by the Company of equity securities that have registration rights, are registered, or become registered under the Securities Act of 1933, as amended (the “Securities Act”). The April 2, 2021 Note and April 23, 2021 Note provide for liquidated damages upon failure to deliver common stock within specified timeframes and require the Company to maintain a share reservation of 6.0 million shares of common stock for each Note.

	August 31, 2023			May 31, 2023
(in thousands)	April 2, 2021 Note	April 23, 2021 Note	Total	April 2, 2021 Note	April 23, 2021 Note	Placement Agent Notes	Total
Convertible notes payable outstanding principal	$4,581	$29,369	$33,950	$6,081	$29,369	$1,000	$36,450
Less: Unamortized debt discount and issuance costs	(137)	(713)	(850)	(211)	(822)	(286)	(1,319)
Convertible notes payable, net	4,444	28,656	33,100	5,870	28,547	714	35,131
Accrued interest on convertible notes	4,048	7,724	11,772	3,804	6,789	5	10,598
Outstanding convertible notes payable, net and accrued interest	$8,492	$36,380	$44,872	$9,674	$35,336	$719	$45,729

Reconciliation of changes to the outstanding balance of convertible notes, including accrued interest, were as follows:

(in thousands)	April 2, 2021 Note	April 23, 2021 Note	Placement Agent Notes	Total
Outstanding balance at May 31, 2023	$9,674	$35,336	$719	$45,729
Consideration received	-	-	975	975
Amortization of issuance discount and costs	74	109	583	766
Interest expense	244	935	18	1,197
Fair market value of shares and warrants exchanged for repayment	(2,004)	-	(4,379)	(6,383)
Difference between market value of common shares and reduction of principal	504	-	2,084	2,588
Outstanding balance at August 31, 2023	$8,492	$36,380	$-	$44,872

During the three months ended August 31, 2023, in satisfaction of redemptions, the Company and the April 2, 2021 Noteholder entered into three exchange agreements, pursuant to which the April 2, 2021 Note was partitioned into new notes (the “Partitioned Notes”) with an aggregate principal amount of $1.5 million, which was exchanged concurrently with the issuance of approximately 8.7 million shares of common stock. The outstanding balance of the April 2, 2021 Note was reduced by the Partitioned Notes to a principal amount of $4.6 million. The Company accounted for the Partitioned Notes and exchange settlement as an induced conversion, and, accordingly, recorded a non-cash loss on convertible debt induced conversion of $2.0 million for the three months ended August 31, 2023.

As of September 30, 2023, the holders of the April 2 and April 23 Notes waived all provisions in the notes that, based on the occurrence of various events through that date, could have triggered the imposition of a default interest rate, a downward adjustment of the conversion price, or specified other provisions relating to default, breach or imposition of a penalty. Accordingly, the Company was not in default under the notes on September 30, 2023.

Placement Agent Notes

During the period April through June 2023, the Company entered into securities purchase agreements pursuant to which the Company issued secured promissory notes bearing interest at a rate of 6% and with an 18-month term to accredited investors through a placement agent (“Placement Agent Notes”) for a total principal amount of $2.3 million. Of these, the Company issued notes in the aggregate principal amount of $1.3 million in June 2023. The Placement Agent Notes were secured by the net cash recovery, if any, by the Company in its dispute with Amarex and provided the investors with a right to convert the unpaid principal and accrued but unpaid interest into shares of common stock upon the occurrence of an event of default. The Placement Agent Notes had maturity dates in the fiscal year ending May 31, 2025. The Company also issued warrants to purchase 1.3 million shares of common stock with a three-year term and an exercise price of $0.50 per share as part of the sale in June. The net proceeds in June 2023 from the sale of the Placement Agent Notes of $1.1 million reflect issuance costs of approximately $0.2 million. The Company also issued warrants to purchase 0.4 million shares of common stock to the placement agent with a ten-year term and an exercise price of $0.26 per share, which the Company accounted for as additional issuance costs. The Company allocated the proceeds between the liability-classified Placement Agent Notes and the equity-classified warrants based on their relative fair values.

During June 2023, an amendment was entered into with the investors of the Placement Agent Notes, which stated that the principal amount and accrued but unpaid interest on the notes would be converted into shares of common stock and warrants as of the first closing of a subsequent private placement of common stock and warrants through a placement agent. The deemed purchase price of a unit of one share plus one warrant is equal to 90% of the lower intraday volume weighted average price on the date of the first closing and last closing of the offering, while the exercise price of the warrants was set at $0.306 per share, compared to $0.50 per share in the offering.

In July 2023, the first close of the subsequent private placement of common stock and warrants through a placement agent occurred. Therefore, the Placement Agent Notes were converted to units that will match the unit pricing in the offering as described in Note 5, Equity Awards and Warrants – Private placement of common stock and warrants through placement agent. The $2.1 million difference in fair value between the shares and warrants and the note was accounted as a loss on note extinguishment. See Note 5, Equity Awards and Warrants – Liability-classified equity instruments for additional information.

Please refer to Note 6, Convertible Instruments and Accrued Interest, in the Company’s 2023 Form 10-K for additional information.

Note 5. Equity Awards and Warrants

Liability-classified equity instruments

During April and May 2023, the Company sold Placement Agent Notes through a placement agent. See Note 4, Convertible Instruments and Accrued Interest – Placement Agent Notes. The Company agreed to issue warrants to the placement agent as part of the issuance costs with an exercise price that was not determined until the final closing date. As the exercise price of the warrants was to be fixed based on the final terms of the offering, the Company accounted for the warrants as a liability classified warrant beginning on the initial closing date until the final closing date. The value of the warrants at May 31, 2023, was recorded as a derivative liability on the balance sheet, and the change in the fair value of the warrants is recorded as a gain or loss on derivatives. On June 23, 2023, the final closing of the Placement Agent Notes occurred, and the fair value of the warrants became equity classified.

On July 31, 2023, the Placement Agent Notes were converted into units that had similar terms to the units sold in the private placement of shares and warrants through a placement agent. As the unit price is not determined until the final close date of the offering, the units related to the conversion of the Placement Agent Notes are held as a liability and at fair value until the unit price is ultimately determined.

In accordance with the prescribed accounting guidance, the Company measured fair value of liability classified equity instruments using fair value hierarchy which include:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3.

Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. These Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that the Company was unable to corroborate with observable market data.

The table below presents a reconciliation of the beginning and ending balances for liabilities measured at fair value as of May 31, 2023, and August 31, 2023:

(in thousands)	Derivative liability
Balance at May 31, 2023	$79
Value upon notes converted to units in the private offering	4,379
Warrants classified as equity during quarter	(79)
Gain on derivative due to change in fair market value	(4)
Balance at August 31, 2023	$4,375

The Company used a Black-Scholes valuation model to estimate the value of the liability classified warrants using assumptions presented in the table below. The Black-Scholes valuation model was used because management believes it reflects all the assumptions that market participants would likely consider in negotiating the transfer of the warrant. The Company’s derivative liability is classified within Level 3.

	Placement	Note conversion	Placement Agent	Note conversion
	Agent warrants	warrants on	warrants at	warrants at
	at May 31, 2023	conversion date	equity classification	August 31, 2023
Fair value of underlying stock	$ 0.26	$ 0.21	$ 0.27	$ 0.21
Risk free rate	3.64%	4.18%	3.74%	4.23%
Expected term (in years)	10.00	5.00	10.00	5.00
Stock price volatility	97.90%	124.55%	97.45%	124.06%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%

Equity Incentive Plan (“EIP”)

As of August 31, 2023, the Company had one active stock-based equity plan, the CytoDyn Inc. Amended and Restated 2012 Equity Incentive Plan (the “EIP”). As of August 31, 2023 and May 31, 2023, the EIP covered a total of 56.3 million shares of common stock. The Board also made a determination to waive the “evergreen provision” that would have automatically increased the number of shares of common stock subject to the EIP by an amount equal to 1% of the total outstanding shares on June 1, 2023. The EIP provides for awards of stock options to purchase shares of common stock, restricted and unrestricted shares of common stock, restricted stock units (“RSUs”), and performance share units (“PSUs”).

The Company recognizes the compensation cost of employee and director services received in exchange for equity awards based on the grant date estimated fair value of the awards. The Company estimates the fair value of RSUs and PSUs using the value of the Company’s stock on the date of grant. Share-based compensation cost is recognized over the period during which the employee or director is required to provide service in exchange for the award and, as forfeitures occur, the associated compensation cost recognized to date is reversed. For awards with performance-based payout conditions, the Company recognizes compensation cost based on the probability of achieving the performance conditions, with changes in expectations recognized as an adjustment to earnings in the period of change. Any recognized compensation cost is reversed if the conditions ultimately are not met.

Stock-based compensation for the three months ended August 31, 2023 and 2022 was $0.5 million and $1.3 million, respectively. Stock-based compensation is recorded in general and administrative costs.

Stock options

Stock option activity is presented in the table below:

			Weighted
			average
		Weighted	remaining	Aggregate
	Number of	average	contractual	intrinsic
(in thousands, except per share data and years)	shares	exercise price	life in years	value
Options outstanding at May 31, 2023	19,823	$0.99	7.87	$—
Granted	500	$0.26
Exercised	—	$-
Forfeited, expired, and cancelled	(605)	$1.39
Options outstanding at August 31, 2023	19,718	$0.96	7.70	$—
Options outstanding and exercisable at August 31, 2023	13,239	$1.16	7.03	$—

During the three months ended August 31, 2023 and 2022, stock options for approximately 0.5 million shares and 0.2 million shares, respectively, were granted. The current year options vest when performance conditions are completed. Prior year options granted vest over four years. The Company records compensation expense based on the Black-Scholes fair value per share of the awards on the grant date. The weighted average fair value per share was $0.23 and $0.47 for the three months ended August 31, 2023 and 2022, respectively.

RSUs and PSUs

The Company’s stock incentive plan provides for equity instruments, such as RSUs and PSUs, which grant the right to receive a specified number of shares over a specified period of time. RSUs and PSUs are service-based awards that vest according to the terms of the grant. PSUs have performance-based payout conditions.

The following table summarizes the Company’s RSU and PSU activity:

	Number of	Weighted-average	remaining contractual
(shares in thousands)	RSUs and PSUs (1)	grant date fair value	life in years
Unvested RSUs and PSUs at May 31, 2023	1,293	$0.58	0.81
RSUs and PSUs granted	—	—
RSUs and PSUSs forfeited	(1,293)	0.58
RSUs and PSUs vested	—	—
Unvested RSUs and PSUs at August 31, 2023	—	$—	—

(1)	The number of PSUs disclosed in this table are at the target level of 100%.

Issuance of shares to consultants

In March 2022, the Board approved the issuance under the 2012 Plan of shares of common stock to consultants as payment for services provided. During the three months ended August 31, 2023 and 2022, a total of 533,124 and 324,600 shares of common stock, respectively, were issued pursuant to the respective award agreements with the consultants.

Private placement of common stock and warrants through placement agent

In July 2023, the Company commenced a private placement of units consisting of common stock and warrants to accredited investors through a placement agent. Each unit sold included a fixed combination of one share of common stock and one warrant to purchase one share of common stock. The purchase price per unit will be equal to 90% of the lower of (i) intraday volume weighted average price (“VWAP”) of the common stock as of the first closing on July 31, 2023 and (ii) the intraday VWAP on the date of the final closing, which has not yet occurred. During July and August 2023, the Company sold a total of approximately 14.7 million units for a total of approximately $2.6 million of proceeds, net of issuance costs, based on a price of $0.20 per unit. The Company classified the securities issued in the private placement as a liability until the final close when it will be reclassified as equity. As part of the offering, the Company issued approximately 14.7 million warrants to investors, with each such warrant having a five-year term and an exercise price of $0.50 per share. The warrants were immediately exercisable. In connection with the above, the Company paid the placement agent a total cash fee of approximately $0.4 million, equal to 12% of the gross proceeds of the offering, as well as a one-time fee for expenses of $5,000, and issued to the placement agent and its designees, a total of approximately 2.2 million warrants with an exercise price of $0.20 per share and a ten-year term, representing 15% of the total number of shares of common stock sold in the offering. The Company received an additional $0.4 million of proceeds net of issuance costs in September 2023. See Note 9, Subsequent events for additional information.

Based on contractual payment terms, the private placement transactions above are considered convertible debt instruments prior to final settlement, and the issuance costs associated with such issuances are capitalized and subsequently recognized through the statement of operations as interest expense on the final closing date.

In addition, approximately $2.3 million principal and interest of the Placement Agent Notes were converted into approximately 11.5 million units with the same terms as discussed above except for a warrant exercise price of $0.306. See Note 4, Convertible Instruments and Accrued Interest – Placement Agent Notes, and Liability-classified equity instruments above for additional information.

Warrants

Warrant activity is presented in the table below:

			Weighted
			average
		Weighted	remaining	Aggregate
	Number of	average	contractual	intrinsic
(in thousands, except for share data and years)	shares	exercise price	life in years	value
Warrants outstanding at May 31, 2023	259,910	$0.37	4.57	$7,276
Granted	3,009	$0.44
Exercised	(3,000)	$0.10
Forfeited, expired, and cancelled	(3,133)	$0.75
Warrants outstanding at August 31, 2023	256,786	$0.37	4.38	$2,860
Warrants outstanding and exercisable at August 31, 2023	256,786	$0.37	4.38	$2,860

Warrant exercises

During the three months ended August 31, 2023, the Company issued approximately 3.0 million shares of common stock in connection with the exercise of an equal number of warrants. The stated exercise price was $0.10 per share, which resulted in aggregate gross proceeds of approximately $0.3 million.

Note 6. Loss per Common Share

Basic loss per share is computed by dividing the net loss adjusted for preferred stock dividends by the weighted average number of common shares outstanding during the period. Diluted loss per share includes the weighted average common shares outstanding and potentially dilutive common stock equivalents. Because of the net losses for all periods presented, the basic and diluted weighted average shares outstanding are the same since including the additional shares would have an anti-dilutive effect on loss per share. The reconciliation of the numerators and denominators of the basic and diluted net loss per share computations are as follows:

	Three months ended August 31,
(in thousands, except per share amounts)	2023	2022
Net loss	$(11,571)	$(20,991)
Less: Deemed dividends	—	(4,154)
Less: Accrued preferred stock dividends	(373)	(385)
Net loss applicable to common stockholders	$(11,944)	$(25,530)
Basic and diluted:
Weighted average common shares outstanding	923,587	787,856
Loss per share	$(0.01)	$(0.03)

The table below shows the approximate number of shares of common stock issuable upon the exercise, vesting, or conversion of outstanding options, warrants, unvested RSUs and PSUs, convertible notes, and convertible preferred stock (including undeclared dividends) that were not included in the computation of basic and diluted weighted average number of shares of common stock outstanding for the periods presented:

	Three months ended August 31,
(in thousands)	2023	2022
Stock options, warrants, and unvested restricted stock units	276,503	193,609
Convertible notes	12,000	12,000
Convertible preferred stock	34,818	32,170
Reserved for issuance of common stock through a placement agent	14,663	—
Reserved for issuance of common stock related to note conversion	11,474	—

Note 7. Income Taxes

The Company calculates its quarterly taxes under the effective tax rate method based on applying an anticipated annual effective rate to its year-to-date income, except for discrete items. Income taxes for discrete items are computed and recorded in the period that the specific transaction occurs. The Company’s net tax expense for the three months ended August 31, 2023 and 2022 was zero. The Company does not consider it more likely than not that the benefits from the net deferred tax assets will be realized; therefore, the Company maintains a full valuation allowance as of August 31, 2023 and May 31, 2023, thus creating a difference between the effective tax rate of 0% and the statutory rate of 21%.

Note 8. Commitments and Contingencies

Commitments with Samsung BioLogics Co., Ltd. (“Samsung”)

In April 2019, the Company entered into an agreement with Samsung, pursuant to which Samsung will perform technology transfer, process validation, manufacturing, pre-approval inspection, and supply services for the commercial supply of leronlimab bulk drug substance effective through calendar year 2027. In 2020, the Company entered into an additional agreement, pursuant to which Samsung will perform technology transfer, process validation, vial filling, and storage services for clinical, pre-approval inspection, and commercial supply of leronlimab drug product. Samsung is obligated to procure necessary raw materials for the Company and manufacture a specified minimum number of batches, and the Company is required to provide a rolling three-year forecast of future estimated manufacturing requirements to Samsung that are binding.

On January 6, 2022, Samsung provided written notice to the Company alleging that the Company had materially breached the parties’ Master Services and Project Specific Agreements for failure to pay $13.5 million due on December 31, 2021. An additional $22.8 million became due under the agreements on January 31, 2022. Under the agreements, Samsung may be entitled to terminate its services if the parties cannot agree on the past-due balance. Management continues to be in ongoing discussions with Samsung regarding potential approaches to resolve these issues, including proposals by both parties of a revised schedule of payments over an extended period, proposals by the Company of satisfaction of a portion of the Company’s payment obligations in equity securities, through future financing, and/or potential licensing opportunities of the Company, proposals to postpone the manufacturing of unfulfilled commitments until a future regulatory approval, and proposals offsetting the unfulfilled commitments with other future potential R&D drug development needs related to the longer-acting therapeutic the Company is currently studying. Samsung paused manufacturing for all unfulfilled commitments not needed by the Company starting in January 2022. Accordingly, the Company has not recorded any accruals associated with the unfulfilled commitments as of August 31, 2023. In the event negotiations are unsuccessful, the Company may have to accrue a liability related to the unfulfilled commitments. As of August 31, 2023, the Company had past due balances of approximately $33.3 million due to Samsung, which were included in accounts payable. As of August 31, 2023, the future commitments pursuant to these agreements were estimated as follows (in thousands):

Fiscal Year	Amount
2024 (9 months remaining)	$156,388
2025	76,400
2026 and thereafter	—
Total	$232,788

Operating lease commitments

We lease our principal office location in Vancouver, Washington (the “Vancouver Lease”). The Vancouver Lease expires on April 30, 2026. Consistent with the guidance in ASC 842, Leases, we have recorded this lease in our consolidated balance sheet as an operating lease. For the purpose of determining the right of use asset and associated lease liability, we determined that the renewal of the Vancouver lease was not reasonably probable. The lease does not include any restrictions or covenants requiring special treatment under ASC 842, Leases. Operating lease costs for the three months ended August 31, 2023 and 2022 were $42.6 thousand and $46.0 thousand, respectively. Operating lease right-of-use assets are included in other non-current assets and the current portion of operating lease liabilities are included in accrued liabilities and compensation on the consolidated balance sheets. The long-term operating lease liabilities are presented separately as operating lease on the consolidated balance sheets. The following table summarizes the operating lease balances.

(in thousands)	August 31, 2023	May 31, 2023
Assets
Right-of-use asset	$366	$400
Liabilities
Current operating lease liability	$140	$139
Non-current operating lease liability	247	283
Total operating lease liability	$387	$422

The minimum (base rental) lease payments are expected to be as follows as of August 31, 2023 (in thousands):

Fiscal Year	Amount
2024 (9 months remaining)	$137
2025	185
2026	169
Thereafter	—
Total operating lease payments	491
Less: imputed interest	(104)
Present value of operating lease liabilities	$387

Supplemental information related to operating leases was as follows:

	August 31, 2023
Weighted average remaining lease term	2.6	years
Weighted average discount rate	10.0%

Distribution and licensing commitments

Refer to Note 10, Commitments and Contingencies, in the 2023 Form 10-K for additional information.

Legal proceedings

As of August 31, 2023, the Company did not record any accruals related to the outcomes of the legal matters described below. It may not be possible to determine the outcome of these proceedings, including the defense and other litigation-related costs and expenses that may be incurred by the Company, as the outcomes of legal proceedings are inherently uncertain. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a recognized accrual, if any, could be material to the Company’s consolidated financial statements.

Securities Class Action Lawsuits

On March 17, 2021, a stockholder filed a putative class-action lawsuit (the “March 17, 2021 lawsuit”) in the U.S. District Court for the Western District of Washington against the Company and certain former officers. The complaint generally alleges the defendants made false and misleading statements regarding the viability of leronlimab as a potential treatment for COVID-19. On April 9, 2021, a second stockholder filed a similar putative class action lawsuit in the same court, which the plaintiff voluntarily dismissed without prejudice on July 23, 2021. On August 9, 2021, the court appointed lead plaintiffs for the March 17, 2021 lawsuit. On December 21, 2021, lead plaintiffs filed an amended complaint, which is brought on behalf of an alleged class of those who purchased the Company’s common stock between March 27, 2020 and May 17, 2021. The amended complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making purportedly false or misleading statements concerning, among other things, the safety and efficacy of leronlimab as a potential treatment for COVID-19, the Company’s CD10 and CD12 clinical trials, and its HIV Biologic License Application (“BLA”). The amended complaint also alleges that the individual defendants violated Section 20A of the Exchange Act by selling shares of the Company’s common stock purportedly while in possession of material nonpublic information. The amended complaint seeks, among other relief, a ruling that the case may proceed as a class action and unspecified damages and attorneys’ fees and costs. On February 25, 2022, the defendants filed a motion to dismiss the amended complaint. On June 24, 2022, lead plaintiffs filed a second amended complaint. The second amended complaint is brought on behalf of an alleged class of those who purchased the Company’s common stock between March 27, 2020 and March 30, 2022, makes similar allegations, names the same defendants, and asserts the same claims as the prior complaint, adds a claim for alleged violation of Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder, and seeks the same relief as the prior complaint. All defendants have filed motions to dismiss the second amended complaint in whole or in part. The Company and the individual defendants deny all allegations of wrongdoing in the complaint and intend to vigorously defend the matter. Since this case is in an early stage where the number of plaintiffs is not known, and the claims do not specify an amount of damages, the Company is unable to predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss the Company may incur.

2021 Shareholder Derivative Lawsuits

On June 4, 2021, a stockholder filed a purported derivative lawsuit against certain of the Company’s former officers and directors, and the Company as a nominal defendant, in the U.S. District Court for the Western District of Washington. Two additional shareholder derivative lawsuits were filed against the same defendants in the same court on June 25, 2021 and August 18, 2021, respectively. The court has consolidated these three lawsuits for all purposes (“Consolidated Derivative Suit”). On January 20, 2022, the plaintiffs filed a consolidated complaint. The consolidated complaint generally alleges that the director defendants breached their fiduciary duties by allowing the Company to make false and misleading statements regarding, among other things, the safety and efficacy of leronlimab as a potential treatment for COVID-19, the Company’s CD10 and CD12 clinical trials and its HIV BLA, and by failing to maintain an adequate system of oversight and controls. The consolidated complaint also asserts claims against one or more individual defendants for waste of corporate assets, unjust enrichment, contribution for alleged violations of the federal securities laws, and for breach of fiduciary duty arising from alleged insider trading. The consolidated complaint seeks declaratory and equitable relief, an unspecified amount of damages, and attorneys’ fees and costs. The Company and the individual defendants deny all allegations of wrongdoing in the complaints and intend to vigorously defend the litigation. In light of the fact that the Consolidated Derivative Suit is in an early stage and the claims do not specify an amount of damages, the Company cannot predict the ultimate outcome of the Consolidated Derivative Suit and cannot reasonably estimate the potential loss or range of loss the Company may incur.

Securities and Exchange Commission and Department of Justice Investigations

The Company has received subpoenas from the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) requesting documents and information concerning, among other matters, leronlimab, the Company’s public statements regarding the use of leronlimab as a potential treatment for COVID-19, HIV, and triple-negative breast cancer, related communications with the FDA, investors, and others, litigation involving former employees, the Company’s retention of investor relations consultants, and trading in the Company’s securities. Certain former Company executives and directors have received subpoenas concerning similar issues and have been interviewed by the DOJ and SEC, including the Company’s former CEO, Nader Z. Pourhassan.

On January 24, 2022, Mr. Pourhassan was terminated and removed from the Board of Directors and has had no role at the Company since. On December 20, 2022, the DOJ announced the unsealing of a criminal indictment charging both Mr. Pourhassan, and Kazem Kazempour, CEO of Amarex, a subsidiary of NSF International, Inc., and which had formerly served as the Company’s contract research organization (“CRO”). Mr. Pourhassan was charged with one count of conspiracy, four counts of securities fraud, three counts of wire fraud, and three counts of insider trading. Mr. Kazempour was charged with one count of conspiracy, three counts of securities fraud, two counts of wire fraud, and one count of making a false statement. That same day, the SEC announced charges against both Mr. Pourhassan and Mr. Kazempour for alleged violations of federal securities laws.

The Company is committed to cooperating fully with the DOJ and SEC investigations, which are ongoing, and which the Company’s counsel frequently engages with them on. Further, the Company has made voluminous productions of information and made witnesses available for voluntary interviews. The Company will continue to comply with the requests of the SEC and DOJ. The Company cannot predict the ultimate outcome of the DOJ and SEC investigations or the case against Mr. Pourhassan, nor can it predict whether any other governmental authorities will initiate separate investigations or litigation. The investigations and any related legal and administrative proceedings could include a wide variety of outcomes, including the institution of administrative, civil injunctive, or criminal proceedings involving the Company and/or former executives and/or former directors in addition to Mr. Pourhassan, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs, and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the investigations will be completed, the final outcome of the investigations, what additional actions, if any, may be taken by the DOJ or SEC or by other governmental agencies, or the effect that such actions may have on our business, prospects, operating results, and financial condition, which could be material.

The DOJ and SEC investigations, including any matters identified in the investigations and indictments, could also result in (1) third-party claims against the Company, which may include the assertion of claims for monetary damages, including but not limited to interest, fees, and expenses, (2) damage to the Company's business or reputation, (3) loss of, or adverse effect on, cash flow, assets, results of operations, business, prospects, profits, or business value, including the possibility of certain of the Company's existing contracts being cancelled, (4) adverse consequences on the Company's ability to obtain or continue financing for current or future projects, and/or (5) claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders, or constituents of the Company or its subsidiaries, any of which could have a material adverse effect on the Company's business, prospects, operating results, and financial condition. Further, to the extent that these investigations and any resulting third-party claims yield adverse results over time, such results could jeopardize the Company's operations, exhaust its cash reserves, and could cause stockholders to lose their entire investment.

Amarex Dispute

On October 4, 2021, the Company filed a complaint for declaratory and injunctive relief and a motion for a preliminary injunction against NSF International, Inc. and its subsidiary Amarex, the Company’s former CRO. Over the past eight years, Amarex provided clinical trial management services to the Company and managed numerous clinical studies of the Company’s drug product candidate, leronlimab. On December 16, 2021, the U.S. District Court for the District of Maryland issued a preliminary injunction requiring Amarex to provide the Company with access to all of its materials in the possession of Amarex. The court also granted CytoDyn the right to conduct an audit of Amarex’s work for CytoDyn. That case has been administratively closed. The Company simultaneously filed a demand for arbitration with the American Arbitration Association. In response, Amarex filed a counterclaim alleging that CytoDyn has failed to pay certain invoices due under the contract between the parties.

On July 10, 2023, the Company filed a Statement of Particulars and requested a final hearing date be set in the proceeding against Amarex. The Statement of Particulars alleges that Amarex failed to perform services to an acceptable professional standard and failed to perform certain services required by the parties’ agreements. Further, the Statement of Particulars alleges that Amarex billed the Company for services it did not perform. The Company contends that, due to Amarex’s failures, it has suffered avoidable delays in obtaining regulatory approval of leronlimab and has paid for services not performed, among other damages. As the formal arbitration process is still at an early stage, the Company cannot predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss that the Company may incur.

Following a formal scheduling request by the Company, the final arbitration hearing was recently ordered to commence on August 19, 2024, and the parties are now in the discovery phase of the litigation.

Note 9. Subsequent Events

Private placement of common stock and warrants through placement agent

During September 2023, approximately 2.5 million additional units were sold in the private placement conducted by the Company through a placement agent, for gross proceeds of approximately $0.5 million and net proceeds of approximately $0.4 million based on a price of $0.20 per unit. Each unit comprised a fixed combination of one share of common stock and one warrant to purchase one share of common stock. The purchase price per unit will be equal to 90% of the lower of (i) the VWAP of the common stock as of the first closing on July 31, 2023, and (ii) the intraday VWAP on the date of the final closing which has not yet occurred. The warrants issued to investors in the private placement, which covered a total of approximately 2.5 million shares, have a five-year term and an exercise price of $0.50 per share, and are immediately exercisable. Refer to Note 5, Equity Awards and Warrants – Private Placement of Common Stock and Warrants through Placement Agent for additional information.

Induced note conversions

During October 2023, in satisfaction of redemptions, the Company and the April 2, 2021 Noteholder entered into an exchange agreement, pursuant to which a portion of the April 2, 2021 Note was partitioned into a new note with an aggregate principal amount of $0.5 million, which were exchanged concurrently with the issuance of approximately 3.5 million shares of common stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain information included in this quarterly report on Form 10-Q contains, or incorporates by reference, forward-looking statements within the meaning of Section 21E of the Exchange Act. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking.

Our forward-looking statements are not guarantees of performance, and actual results could vary materially from those contained in or expressed by such statements. In evaluating all such statements, we urge you to specifically consider various risks identified in this quarterly report, and those set forth in Item 1A. Risk Factors in our Annual Report on Form 10-K for the fiscal year ended May 31, 2023 (the “2023 Form 10-K”), any of which could cause actual results to differ materially from those indicated by our forward-looking statements. Our forward-looking statements reflect our current views with respect to future events and are based on currently available financial, economic, scientific, and competitive data and information about current business plans. Forward-looking statements include, among others, statements about leronlimab, its ability to have positive health outcomes, the Company’s ability to resolve the clinical hold imposed by the FDA and information regarding future operations, future capital expenditures, and future net cash flows. You should not place undue reliance on our forward-looking statements, which are subject to risks and uncertainties relating to, among other things: the regulatory determinations of leronlimab’s safety and effectiveness by the FDA and various drug regulatory agencies in other countries; the Company’s ability to raise additional capital to fund its operations; the Company’s ability to meet its debt and other payment obligations; the Company’s ability to enter into or maintain partnership or licensing arrangements with third-parties; the Company’s ability to recruit and retain key employees; the timely and sufficient development, through internal resources or third-party consultants, of analyses of the data generated from the Company’s clinical trials required by the FDA or other regulatory agencies in connection with the Company’s regulatory submissions or applications for approval of the Company’s drug product; the Company’s ability to achieve approval of a marketable product; the design, implementation and conduct of clinical trials; the results of any such clinical trials, including the possibility of unfavorable clinical trial results; the market for, and marketability of, any product that is approved; the existence or development of vaccines, drugs, or other treatments that are viewed by medical professionals or patients as superior to the Company’s products; regulatory initiatives, compliance with governmental regulations and the regulatory approval process; legal proceedings, investigations or inquiries affecting the Company or its products; general economic and business conditions; changes in foreign, political, and social conditions; stockholder actions or proposals with regard to the Company, its management, or its Board of Directors; and various other matters, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties develop, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated by our forward-looking statements. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this quarterly report. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events that may cause actual results to differ from those expressed or implied by these forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our 2023 Form 10-K, and the other sections of this Form 10-Q, including our consolidated financial statements and related notes set forth in Part I, Item 1. This discussion and analysis contain forward-looking statements, including information about possible or assumed results of our financial condition, operations, plans, objectives and performance that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated and set forth in such forward-looking statements.

Overview

The Company is a clinical stage biotechnology company focused on the clinical development and potential commercialization of its product candidate, leronlimab, which is being studied for MASH, MASH-HIV, solid tumors in oncology, and other HIV indications. Our current business strategy is to seek the removal of the partial clinical hold imposed by the FDA in March 2022. In October 2022, the Company voluntarily withdrew its BLA submission for leronlimab as a combination therapy for highly treatment experienced HIV patients, due to management’s conclusion that a significant risk existed that the BLA would not receive FDA approval due to the inadequate process and performance around the monitoring and oversight of the clinical data from its clinical trials by its former CRO.

The Company’s strategy and efforts are currently primarily directed toward obtaining the removal of the partial clinical hold on its HIV program, preparation for and development of a Phase 2b/3 MASH clinical trial protocol, research and development of longer-acting molecules including for the treatment and/or prevention of HIV, maintenance and testing of clinical drug product, and resolving legal and regulatory matters. These initiatives are discussed in more detail below.

First Quarter Overview

Partial clinical hold on HIV program

In March 2022, the FDA notified the Company that it had placed a partial clinical hold on the Company’s HIV program; the Company was not enrolling any new patients in the trials placed on hold. The partial clinical hold on the HIV program impacted patients enrolled in HIV extension trials, who were transitioned to other available therapeutics. No new clinical studies can be initiated or resumed for the HIV indication until the partial clinical hold is resolved. Recent efforts by the Company have been focused on activities that will allow us to resolve this partial clinical hold. During the third quarter ended February 28, 2023, the Company submitted the documents requested by the FDA in its March 2022 clinical hold letter. Subsequently, the FDA responded through written communication to the Company, requesting additional information and clarification regarding our benefit-risk assessment for the HIV population, which had previously been submitted, and made a supplemental request that the Company submit a general investigational plan under the HIV program IND. In March 2023, the Company responded to and submitted to the FDA the additional information and clarifications requested for the items previously requested. The FDA then responded with further written communication requesting information relating to the benefit-risk assessment, as well as requesting the submission of a new protocol for the HIV indication. At the end of March 2023, the Company and the FDA held an informal meeting in which the FDA clarified certain questions with respect to the clinical hold submission and further information requests made by the FDA. The Company is finalizing its supplemental submission to address items discussed with the FDA during the informal meeting.

MASH clinical developments

The Company continues to develop a clinical trial protocol for a future MASH clinical trial in addition to identifying next steps in exploring potential business opportunities to continue the investigation of leronlimab in MASH.

Pre-clinical development of a long-acting CCR5 antagonist

In March 2023, as part of its conveyed long-term development and value creation initiatives, the Company made efforts to pursue the continued development of a longer-acting agent. In furtherance of this initiative, the Company entered into a joint development agreement with a third-party company to develop one or more longer-acting molecules. In addition to potentially leading to a modified therapeutic that will have greater acceptance by patients, the services provided by the third party may yield extended intellectual property protection, thereby increasing the value of the Company’s patent portfolio.

Cancer clinical developments

The Company continues to identify the next steps in clinical development and is exploring potential business opportunities to continue the investigation of leronlimab for solid tumors in oncology based on data generated to date by the Company.

Corporate developments

On October 6, 2023, the Audit Committee engaged BF Borgers CPA PC and appointed the firm as the Company’s independent registered public accounting firm for the Company’s fiscal year ending May 31, 2024.

At the Company’s annual meeting scheduled for November 9, 2023, our stockholders will be asked to vote on an amendment to the Company’s Certificate of Incorporation to provide for an increase in the total number of shares of common stock authorized for issuance from 1,350,000,000 shares to 1,750,000,000 shares. As of September 30, 2023, the Company had only approximately 21.8 million authorized but unissued shares of common stock available for issuance in future financing transactions, including 20.0 million shares that the Board of Directors temporarily released from reservation under the Company’s 2012 equity incentive plan.

Results of Operations

Fluctuations in operating results

The Company’s operating results may fluctuate significantly depending on the outcomes, number and timing of pre-clinical and clinical studies, patient enrollment and/or completion rates in the studies, and their related effect on research and development expenses, regulatory and compliance activities, activities related to seeking removal of the partial clinical hold and FDA approval of our drug product, general and administrative expenses, professional fees, and legal and regulatory proceedings and related consequences. We require a significant amount of capital to continue to operate; therefore, we regularly conduct financing offerings to raise capital, which may result in various forms of non-cash interest expense or other expenses. Additionally, we periodically seek to negotiate settlement of debt payment obligations in exchange for equity securities of the Company and enter into warrant exchanges or modifications that may result in non-cash charges. Our ability to continue to fund operations will depend on our ability to raise additional funds. See the Liquidity and Capital Resources, and Going Concern sections included in this quarterly report and Item 1A. Risk Factors in our 2023 Form 10-K.

The results of operations were as follows for the periods presented:

	Three months ended August 31,		Change
(in thousands, except for per share data)	2023	2022	$	%
Operating expenses:
General and administrative	$2,688	$6,333	$(3,645)	(58)%
Research and development	1,914	576	1,338	232
Amortization and depreciation	10	99	(89)	(90)
Inventory charge	—	2,704	(2,704)	(100)
Total operating expenses	4,612	9,712	(5,100)	(53)
Operating loss	(4,612)	(9,712)	5,100	53
Interest and other expenses:
Interest on convertible notes	(1,197)	(1,146)	(51)	(4)
Amortization of discount on convertible notes	(400)	(576)	176	31
Amortization of debt issuance costs	(366)	(16)	(350)	(2,188)
Loss on induced conversion	(2,004)	—	(2,004)	(100)
Finance charges	(912)	(940)	28	3
Loss on note extinguishment	(2,084)	—	(2,084)	(100)
Gain (loss) on derivatives	4	(8,601)	8,605	100
Total interest and other expenses	(6,959)	(11,279)	4,320	38
Loss before income taxes	(11,571)	(20,991)	9,420	45
Income tax benefit	—	—	—	—
Net loss	$(11,571)	$(20,991)	$9,420	45%
Basic and diluted:
Weighted average common shares outstanding	923,587	787,856	135,731	17
Loss per share	$(0.01)	$(0.03)	$0.02	67%

General and administrative (“G&A”) expenses

G&A expenses consisted of the following:

	Three months ended August 31,		Change
(in thousands)	2023	2022	$	%
Salaries, benefits, and other compensation	$642	$1,278	$(636)	(50)
Stock-based compensation	503	1,341	(838)	(62)
Legal fees	317	1,453	(1,136)	(78)
Directors and officers liability insurance	416	608	(192)	(32)
Other	810	1,653	(843)	(51)
Total general and administrative	$2,688	$6,333	$(3,645)	(58)

The decreases in G&A expenses for the three-month period ended August 31, 2023, compared to the same period in the prior year, were primarily due to a reduction in legal fees, other, stock-based compensation, and salaries, benefits, and other compensation. The decreases in legal fees were primarily due to decreased legal fees related to the SEC and DOJ investigations, offset by a decrease in the amount of fees covered by the Company’s insurance carrier(s). The decreases in other expenses were primarily the result of a reduction in auditor and audit-related fees. The decreases in stock-based compensation and salaries, benefits, and other compensation were primarily related to headcount reductions.

Research and development (“R&D”) expenses

R&D expenses consisted of the following:

	Three months ended August 31,		Change
(in thousands)	2023	2022(1)	$	%
Clinical	$1,250	$81	$1,169	1,443
Non-clinical	250	49	201	410
CMC	169	213	(44)	(21)
License and patent fees	245	233	12	5
Total research and development	$1,914	$576	$1,338	232

(1) Certain prior year amounts have been reclassified from CMC to Clinical and Non-clinical for consistency with the current quarter presentation. These reclassifications have no effect on the reported results of operations.

The increases in R&D expenses in the three-month period ended August 31, 2023, compared to the same period in the prior year, were primarily related to related to close-out costs associated with the closing of the uncompleted Brazilian COVID-19 trials partially offset by costs related to activities focused on addressing the HIV program partial clinical hold. The increase in non-clinical expenses were primarily driven by activities related to the discovery and development of a long-acting modified therapeutic.

The future trend of our R&D expenses is dependent on the timing of FDA clearance of the clinical hold and any future clinical trials, our decision-making and timing of which indications on which to focus our future efforts toward the development and study of leronlimab, which may include pre-clinical and clinical treatments for MASH, MASH-HIV, oncology, and other HIV related indications, as well as efforts to develop a long-acting modified therapeutic, and the timing and outcomes of such efforts.

Inventory charge

The decrease in the inventory charge for the three-month period ended August 31, 2023, compared to the same period in the prior year was attributable to the full inventory write-off in the prior year due to the pre-launch inventories no longer qualifying for inventory capitalization due to the withdrawal of the BLA submission. See Note 3, Inventories, net, in the 2023 Form 10-K for additional information.

Interest and other expense

Interest and other expense consisted of the following:

	Three months ended August 31,		Change
(in thousands)	2023	2022	$	%
Interest on convertible notes payable	$(1,197)	$(1,146)	$(51)	(4)
Amortization of discount on convertible notes	(400)	(576)	176	31
Amortization of debt issuance costs	(366)	(16)	(350)	(2,188)
Loss on induced conversion	(2,004)	—	(2,004)	(100)
Finance charges	(912)	(940)	28	3
Loss on note extinguishment	(2,084)	—	(2,084)	(100)
Legal settlement	—	—	—	-
Gain (loss) on derivatives	4	(8,601)	8,605	100
Total interest and other expenses	$(6,959)	$(11,279)	$4,320	(38)

The decreases in interest and other expenses for the three-month period ended August 31, 2023, compared to the same period in the prior year was primarily due to an increase in non-cash gain on derivatives, offset by increases in loss on note extinguishment and loss on induced conversion. The decrease in loss on derivatives is due to fewer liability-classified warrants in the current period compared to the same period in the prior year. The increase in loss on induced conversions resulted from the Company settling outstanding convertible debt with common stock during the current period. The increase in loss on note extinguishment resulted from the Company retiring outstanding convertible debt by converting the notes outstanding to common stock and warrants during the current period.

Liquidity and Capital Resources

As of August 31, 2023, we had a total of approximately $2.0 million in cash and $6.5 million in restricted cash and approximately $129.1 million in short-term liabilities. We expect to continue to incur operating losses and require a significant amount of capital in the future as we continue to develop and seek approval to commercialize leronlimab. We cannot be certain, however, that future funding will be available to us when needed on terms that are acceptable to us, or at all. We sell securities and incur debt when the terms of such arrangements are deemed acceptable to both parties under then current circumstances and as necessary to fund our current and projected cash needs. As of September 30, 2023, we had only approximately 21.8 million shares of common stock available for issuance in new financing transactions. Consequently, if the Company’s stockholders do not vote, at the Company’s annual meeting in November 2023, to approve an amendment to the Company’s Certificate of Incorporation to provide for an increase in the total number of shares of common stock authorized for issuance from 1,350,000,000 shares to 1,750,000,000 shares, the Company will be extremely limited in its ability to engage in equity financing activities.

Since inception, the Company has financed its activities principally from the public and private sale of equity securities as well as with proceeds from issuance of convertible notes and related party notes payable. The Company intends to finance its future operating activities and its working capital needs largely from the sale of equity and debt securities. The sale of equity and convertible debt securities to raise additional capital is likely to result in dilution to stockholders and those securities may have rights senior to those of common shares. If the Company raises funds through the issuance of additional preferred stock, convertible debt securities or other debt or equity financing, the related transaction documents could contain covenants restricting its operations.

During the 2021 fiscal year, the Company entered into long-term convertible notes that are secured by all of our assets (excluding our intellectual property), and include certain restrictive provisions, including limitations on incurring additional indebtedness and future dilutive issuances of securities, any of which could impair our ability to raise additional capital on acceptable terms.

Future third-party funding arrangements may also require the Company to relinquish valuable rights. Additional capital, if available, may not be available on reasonable or non-dilutive terms.

Cash

The Company’s cash and restricted cash position of approximately $2.0 million and $6.5 million, respectively, as of August 31, 2023, decreased by approximately $0.5 million and was unchanged, respectively, when compared to the balance of $2.5 million and $6.5 million, respectively, as of May 31, 2023. This decrease was primarily the result of approximately $4.5 million in cash used in our operating activities, offset by approximately $4.0 million in cash provided by financing activities during the three months ended August 31, 2023. Refer to Item 1, Note 2, Summary of Significant Accounting Policies – Going Concern, and the Going Concern discussion below for information regarding concerns about the Company’s ability to continue to fund its operations and satisfy its payment obligations and commitments. A summary of cash flows and changes between the periods presented is as follows:

	Three months ended August 31,		Change
(in thousands)	2023	2022	$
Net cash (used in) provided by:
Net cash provided by/ used in operating activities	$(4,495)	$(11,074)	$6,579
Net cash provided by/ used in investing activities	$—	$—	$—
Net cash provided by financing activities	$4,019	$11,519	$(7,500)

Cash used in operating activities

Net cash used in operating activities totaled approximately $4.5 million during the three months ended August 31, 2023, representing an improvement of approximately $6.6 million compared to the three months ended August 31, 2022. The decrease in the net amount of cash used was due primarily to a decrease in our net loss, primarily attributable to decreased G&A, and working capital fluctuations, all of which are highly variable. Refer to General and Administrative and Research and Development Expense sections for further discussion.

Cash provided by financing activities

Net cash provided by financing activities totaled approximately $4.0 million, a decrease of approximately $7.5 million compared to the three months ended August 31, 2022. The decrease in net cash provided was primarily the result of raising less funds from private placements of common stock and warrants, offset by an increase in funds from the sale of convertible notes.

Pre-launch inventories

The Company previously capitalized pre-launch inventories which were subsequently charged-off in October of 2022 for GAAP accounting purposes due to no longer qualifying for pre-launch inventory capitalization resulting from the withdrawal of the BLA submission. Work-in-progress and finished drug product inventories continue to be physically maintained, can be used for clinical trials, and can be sold commercially upon regulatory approval if the shelf-lives can be extended as a result of the performance of on-going stability tests. Raw materials continued to be maintained so that they can be used in the future if needed.

The table below summarizes previously capitalized pre-launch inventories that were subsequently charged-off for GAAP accounting purposes due to no longer qualifying for pre-launch inventory capitalization due to the withdrawal of the BLA submission and estimated expiration based on remaining shelf life.

		Raw Materials				Work-in-progress
(in thousands, Expiration period ending August 31,)	Remaining shelf-life (mos)	Specialized	Resins	Other	Total Raw Materials	Bulk drug product	Finished drug product	Total inventories
2024	0 to 12	$5,525	$16,264	$1,589	$23,378	$-	$-	$23,378
2025	13 to 24	1,930	-	-	1,930	1,661	45,307	48,898
2026	25 to 36	2,124	-	-	2,124	-	16,178	18,302
Thereafter	37 or more	-	-	-	-	-	-	-
Inventories, gross		9,579	16,264	1,589	27,432	1,661	61,485	90,578
Inventory charge		(9,579)	(16,264)	(1,589)	(27,432)	(1,661)	(61,485)	(90,578)
Inventories, net		$-	$-	$-	$-	$-	$-	$-

For additional information, refer to Note 3, Inventories, net, in the 2023 Form 10-K.

Convertible debt

April 2, 2021 Convertible Note

On April 2, 2021, we issued a convertible note with a principal amount of $28.5 million resulting in net cash proceeds of $25.0 million, after $3.4 million of debt discount and $0.1 million of offering costs. The note accrues interest daily at a rate of 10% per annum, contains a stated conversion price of $10.00 per share, and matures in April 2025. The April 2, 2021 Note required monthly debt reduction payments of $7.5 million for the six months beginning in May 2021, which could also be satisfied by payments on other notes held by the noteholder or its affiliates. Beginning six months after the issuance date, the noteholder may request monthly redemptions of up to $3.5 million. As of August 31, 2023, the outstanding balance of the April 2, 2021 Note, including accrued interest, was approximately $8.6 million.

April 23, 2021 Convertible Note

On April 23, 2021, we issued a convertible note with a principal amount of $28.5 million resulting in net cash proceeds of $25.0 million, after $3.4 million of debt discount and $0.1 million of offering costs. The note accrues interest daily at a rate of 10% per annum, contains a stated conversion price of $10.00 per share, and matures in April 2025. Beginning six months after the issuance date, the noteholder may request monthly redemptions of up to $7.0 million. As of August 31, 2023, the outstanding balance of the April 23, 2021 Note, including accrued interest, was approximately $37.1 million.

Common stock

We have 1,350.0 million authorized shares of common stock. The table below summarizes intended uses of common stock.

As of
(in millions)	August 31, 2023
Issuable upon:
Warrants exercise	256.8
Convertible preferred stock and undeclared dividends conversion	34.8
Outstanding stock options exercise or vesting of outstanding RSUs and PSUs	19.7
Reserved for issuance pursuant to future stock-based awards under equity incentive plan	20.6
Reserved and issuable upon conversion of outstanding convertible notes	12.0
Reserved for private placement of common stock and warrants through a placement agent	31.5
Reserved for issuance of common stock and warrants related to note conversion	23.0
Total shares reserved for future uses	398.4
Common stock outstanding	931.0

As of August 31, 2023, we had approximately 20.6 million unreserved authorized shares of common stock available for issuance. Our ability to continue to fund our operations depends on our ability to raise capital. The funding necessary for our operations may not be available on acceptable terms, or at all. If we deplete our cash reserves, we may be forced to file for bankruptcy protection, discontinue operations or liquidate our assets.

Off-Balance Sheet Arrangements

As of August 31, 2023, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our current or future financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

Refer to Note 3, Accounts Payable and Accrued Liabilities, Note 4, Convertible Instruments and Accrued Interest, and Note 8, Commitments and Contingencies included in Part I, Item 1 of this Form 10-Q, and Notes 6 and 10 in Part II, Item 8 in the 2023 Form 10-K.

Legal Proceedings

The Company is a party to various legal proceedings described in Part I, Item 1, Note 8, Commitments and Contingencies – Legal Proceedings of this Form 10-Q. We are unable to predict the outcome of these proceedings, including the defense and other litigation-related costs and expenses that may be incurred by the Company, as the outcomes of legal proceedings are inherently uncertain. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a recognized accrual, if any, could be material to the Company’s consolidated financial statements. As of August 31, 2023, the Company had not recorded any accruals related to the outcomes of the legal matters discussed in this Form 10-Q.

Regulatory Matters

Voluntary Withdrawal of HIV BLA Submission

In July 2020, the Company received a Refusal to File letter from the FDA regarding its BLA submission for leronlimab as a combination therapy with highly active antiretroviral therapy for highly treatment-experienced HIV patients. In November 2021, the Company resubmitted the non-clinical and chemistry, manufacturing, and controls (“CMC”) sections of the BLA. In October 2022, the Company voluntarily withdrew its BLA submission due to management’s conclusion that a severe risk of the BLA not receiving approval by the FDA existed due to the

Company’s former CRO's inadequate process and performance around the monitoring and oversight of the clinical data. For additional information see Note 8, Commitments and Contingencies – Legal Proceedings.

FDA HIV partial clinical hold and COVID-19 full clinical hold letters

In March 2022, the FDA placed a partial clinical hold on the Company’s HIV program and a full clinical hold on its COVID-19 program in the United States. The Company was not enrolling any new patients in the trials placed on hold in the United States. Under the full clinical hold on the COVID-19 program, no new clinical studies may be initiated for the COVID-19 indication until the clinical hold is resolved. The Company has made a business decision not to pursue the use of leronlimab in COVID-19 patients, has no plans for further trials under the COVID-19 indication and has withdrawn the investigational new drug (“IND”) for COVID-19. Should the opportunity arise, the Company may explore potential non-dilutive clinical development options. CytoDyn is working diligently with the FDA to resolve the partial clinical hold for HIV as soon as possible, as no new clinical studies can be initiated or resumed for the HIV indication until the partial clinical hold is resolved.

During the third quarter ended February 28, 2023, the Company submitted the documents requested by the FDA in its March 2022 clinical hold letter. Subsequently, the FDA responded through written communication to the Company, requesting additional information and clarification regarding an item that was previously submitted, the benefit-risk assessment for the HIV population, and made a supplemental request that the Company submit an IND amendment containing the proposed general investigational plan for the coming year, appropriate protocols, and any additional information supporting the proposed investigation under the HIV program IND.

In March 2023, the Company responded to and submitted to the FDA the additional information and clarifications requested for the items previously requested. The FDA responded with further written communication requesting information relating to the benefit-risk assessment, as well as requesting the submission of a new protocol for the HIV indication.  At the end of March 2023, the Company and the FDA held an informal meeting in which the FDA addressed certain clarifying questions with respect to the clinical hold submission and further information requests made by the FDA. As of the date of this report, the Company has submitted the following to the FDA in connection with resolving the clinical hold: an aggregate analysis of cardiovascular events across all leronlimab clinical programs, a Safety Surveillance Plan, an aggregate safety data analysis, an updated Investigator’s Brochure, annual reports, a benefit-risk assessment, and a general investigational plan. The Company is currently finalizing a supplemental submission to address items discussed with the FDA during the informal meeting.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As presented in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of approximately $11.6 million in the three months ended August 31, 2023, and has an accumulated deficit of approximately $853.3 million as of August 31, 2023. These factors, among several others, including the various legal matters discussed in Note 8, Commitments and Contingencies – Legal Proceedings, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuance as a going concern is dependent upon its ability to obtain additional operating capital, complete the development of its product candidate, leronlimab, obtain approval to commercialize leronlimab from regulatory agencies, continue to outsource manufacturing of leronlimab, and ultimately achieve revenues and attain profitability. The Company plans to continue to engage in research and development activities related to leronlimab for multiple indications and expects to incur significant research and development expenses in the future, primarily related to its regulatory compliance, including seeking the lifting of the FDA’s partial clinical hold with regard to the Company’s HIV program, performing additional clinical trials, and seeking regulatory approval of its product candidate for commercialization. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance its future development activities and its working capital needs primarily from the sale of equity and debt securities, combined with additional funding from other sources. However, there can be no assurance that the Company will be successful in these endeavors. See also Liquidity and Capital Resources above.

New Accounting Pronouncements

Refer to Part I, Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements of this Form 10-Q for the discussion.

Critical Accounting Policies and Estimates

This discussion and analysis of the Company’s financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s critical accounting policies are described under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates in our 2023 Form 10-K.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

There have been no material changes from the information previously reported in Part II, Item 7A of the 2023 Form 10-K.

Item 4. Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act, is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our Principal Executive Officer, who is also our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Principal Executive Officer, who is also our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of August 31, 2023 (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our Principal Executive Officer, who is also our Chief Financial Officer, concluded, based upon the evaluation described above that, as of August 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

During the quarter ended August 31, 2023, there have been no changes in our internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15(d)-15(f) promulgated under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – Other Information

Item 1. Legal Proceedings

For a description of pending material legal proceedings, please see Note 8, Commitments and Contingencies–Legal Proceedings, of the Notes to Consolidated Financial Statements included in Part I, Item 1 of this Form 10-Q.

Item 1A. Risk Factors

We are subject to various risks, including risk factors identified in our 2023 Form 10-K. You should carefully consider these risk factors in addition to the risk factors below and other information in this Form 10-Q.

Our cash reserves are extremely low, requiring that we obtain substantial additional financing to satisfy our current payment obligations and to fund our operations, which continues to be difficult in light of the low trading price of our common stock.

As of September 30, 2023, we had an unrestricted cash balance of approximately $1.3 million and a reserved cash balance of approximately $6.5 million. We must continue to raise substantial additional funds in the near term to meet our payment obligations and fund our operations. Additional funding may not be available on acceptable terms or at all. In addition, as of September 30, 2023, we had only approximately 21.8 million shares of common stock unreserved for other purposes and available for issuance in new financing transactions. We will need to use some of the additional authorized shares (or funds raised through the sale of such shares) to satisfy a portion of our outstanding accounts payable and accrued liabilities, which totaled approximately $71.6 million on August 31, 2023. If we are not able to raise additional funds on a timely basis, we may be forced to delay, reduce the scope of, or eliminate one or more of our planned operating activities, including continuing to seek removal of the clinical hold placed on us by the FDA, analyzing clinical trial data for purposes of responding to FDA requirements, and preparing additional regulatory submissions, developing additional clinical trials for indications we plan to pursue, regulatory and compliance activities, and legal defense activities. Any delay or inability to pursue our planned activities likely will adversely affect our business, financial condition, and stock price. The continued low trading price of our common stock (with a closing price of $0.19 per share on September 30, 2023) presents a significant challenge to our ability to raise additional funds. If we deplete our cash reserves, we may have to discontinue our operations and liquidate our assets.

The class-action litigation filed against us could harm our business, and existing insurance coverage may not be sufficient to cover all related costs and damages.

The securities class action lawsuits filed against the Company in March 2021 have exhausted certain coverage allowances under the Company’s D&O insurance applicable to the relevant time period. This litigation, whether or not successful, may require us to incur substantial costs, which could harm our business and financial condition. During the course of litigation, negative public announcements regarding the results of hearings, motions, or other interim proceedings or developments may occur, which could have a further negative effect on the market price of our common stock. Refer to Note 8, Commitments and Contingencies – Securities Class Action Lawsuits for further information.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Private Placements of Common Stock and Warrants through Placement Agent

In September 2023, the Company continued a private placement (the “Mid-2023 Offering”) to accredited investors of units through a placement agent. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock. The purchase price per unit will be equal to 90% of the lower of (i) the VWAP of the common stock as of the first closing on July 31, 2023, and (ii) the intraday VWAP on the date of the final closing in the Mid-2023

Offering, which has not yet occurred. From September 1, 2023 through September 27, 2023, the Company received binding subscription agreements to purchase an estimated total of approximately 2.5 million units at a total purchase price of approximately $0.5 million, based on a price of $0.20 per unit.

The warrants to be issued to investors in the Mid-2023 Offering will be fully exercisable and will have a five-year term and an exercise price of $0.50 per share. The warrants will be exercisable in full when issued. Other than as described above, the terms of the warrants will be substantially similar to the form of warrant filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2021, and listed as Exhibit 4.15 in the Exhibit Index of the 2023 Form 10-K.

The Company has agreed to pay a cash fee to the placement agent in the Mid-2023 Offering equal to 12% of the gross proceeds received from qualified investors. The Company has also agreed to issue to the placement agent or its designees warrants with a 10-year term to purchase 15% of the total number of shares of common stock sold to qualified investors in the Mid-2023 Offering.

The Company has agreed to use commercially reasonable efforts to prepare and file with the SEC, and cause the SEC to declare effective, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of the shares and shares covered by warrants to purchase shares of common stock issued in the private placements described above.

The Company relied on the exemption provided by Rule 506 of Regulation D and Section 4(a)(2) of the Securities Act in the sale and issuance of shares and warrants in the Mid-2023 Offering.

Issuances of Shares in Convertible Note Exchange Transactions

In October 2023, the Company and the holder of its April 2, 2021 Note, in partial satisfaction of the holder’s redemption rights, entered into an exchange agreement pursuant to which the original note was partitioned and a new note was issued, resulting in an aggregate principal reduction of $0.5 million. The new note was exchanged concurrently with issuance of a total of approximately 3.5 million shares of common stock. The Company relied on the exemption provided by Section 3(a)(9) of the Securities Act, in connection with the exchange transactions.

Item 6. Exhibits

(a)Exhibits:

Incorporated by Reference
Exhibit No	Description	Filed Herewith	Form	Exhibit No.	Filing Date

10.1	Employment Agreement between CytoDyn Inc. and Tyler Blok, effective August 15, 2023	X

31.1	Rule 13a-14(a) Certification by PEO of the Registrant.	X
31.2	Rule 13a-14(a) Certification by CFO of the Registrant.	X

32	Certification of Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.*	X

101.INS	Inline XBRL Instance Document.	X

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	X

*Furnished, not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CYTODYN INC.
(Registrant)

Dated: October 23, 2023	/s/ Antonio Migliarese
Antonio Migliarese
Interim President and Chief Financial Officer
(Principal Executive Officer)

Dated: October 23, 2023	/s/ Antonio Migliarese
Antonio Migliarese
Interim President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is effective August 15, 2023 (the “Effective Date”), by and between CYTODYN INC., a Delaware corporation (the “Company”) and TYLER BLOK (the “Executive”).

WITNESSETH:

WHEREAS, Executive began his employment with the Company in the role of Corporate Counsel on July 25, 2022.

WHEREAS, as of the Effective Date, was promoted to Executive Vice President of Legal Affairs, and the Executive has accepted such employment, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

EMPLOYMENT; TERM OF AGREEMENT

Employment and Acceptance.  During the Term (as defined in Section 1.2), the Company shall employ the Executive, and the Executive shall accept such employment and serve the Company, in each case, subject to the terms and conditions of this Agreement.

Term.  The employment relationship hereunder shall be for the period (such period of the employment relationship shall be referred to herein as the “Term”) commencing on the Effective Date and ending upon the termination of the Executive’s employment hereunder by either party hereto pursuant to the terms of Section 4.1, Section 4.2, Section 4.3 or Section 4.4.  In the event that the Executive’s employment with the Company terminates, the Company’s obligation to continue to pay, after the Termination Date (as defined in Section 4.3(b)), Base Salary (as defined in Section 3.1(a)), Annual Bonus (as defined in Section 3.1(b)) and other unaccrued benefits shall terminate except as may be provided for in ARTICLE 4.

TITLE; DUTIES AND OBLIGATIONS; LOCATION

Title. The Company shall employ the Executive to render exclusive and full-time services to the Company.  The Executive shall serve in the capacity of Executive Vice President of Legal Affairs (“EVP of Legal Affairs”), as outlined below.

Duties. Subject to the direction and authority of the Board of Directors of the Company (the “Board”), the Executive shall have direct responsibility for the Company’s legal affairs and related needs as assigned by the Principal Executive Officer (“PEO”) from time-to-time and otherwise consistent with the duties and expectations as may be outlined more fully in a written job description hereafter adopted by the Company.  The Executive shall report to, and be subject to the lawful direction of the PEO and/or the Board.  The Executive agrees to perform to the best of Executive’s ability, experience, and talent those acts and duties, as the PEO shall from time to time direct.  During the Term, the Employee also shall serve as Corporate Secretary upon appointment and thereafter at the pleasure of the Board, and in such other positions or capacities as may, from time to time, be reasonably directed by the PEO or the Board, including, without limitation (subject to election, appointment, re-election or re-appointment, as applicable) as (a) a member of the Board and/or as a member of the board of directors or similar governing body of any of the Company’s subsidiaries or other Affiliates (as defined below), (b) an officer of any of the Company’s subsidiaries or other Affiliates, and/or (c) a member of any committee of the Company and/or any of its subsidiaries or other Affiliates, in each case, for no additional compensation.  As used in this Agreement, “Affiliate” of any individual or entity means any other individual or entity that directly or indirectly controls, is controlled by, or is under common control with, the individual or entity.

Compliance with Policies, etc.  During the Term, the Executive shall be bound by, and comply fully with, all of the Company’s policies and procedures for officers, directors and/or employees in place from time to time, and as may be amended from time to time.  These policies and procedures include, among other things and without limitation, terms and conditions set forth in the Company’s Employee Handbook, Code of Ethics and Business Conduct, Statement of Insider Trading Policy and Related Trading Procedures, and other policies, memoranda and communications applicable to the Executives pertaining to procedures, rules, and regulations, as currently in effect (collectively, the “Company Policies”).

Time Commitment.  During the Term, the Executive shall use Executive’s best efforts to promote the interests of the Company (including its subsidiaries and other Affiliates) and shall devote all of Executive’s business time, ability and attention to the performance of Executive’s duties for the Company and shall not, directly or indirectly, render any services to any other person or organization, whether for compensation or otherwise, except with the Board’s prior written consent, provided that the foregoing shall not prevent the Executive from (i) participating in charitable, civic, educational, professional, community or industry affairs, (ii) managing the Executive’s passive personal investments, or (iii) serving on the board of directors (or similar governing bodies) of not more than two (2) other corporations (or other business entities) that are not competitors of the Company, its subsidiaries or any of its other Affiliates (as determined by the Board), so long as, in each case, such activities individually or in the aggregate do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict (in each case, as determined by the Board).

Location.  The Executive’s principal place of business for the performance of Executive’s duties under this Agreement shall be at the principal executive offices of the Company (currently located in Vancouver, Washington), or as otherwise authorized by the PEO and/or the Board.  Notwithstanding the foregoing, the Executive shall be required to travel as necessary to perform Executive’s duties hereunder.

ARTICLE 3

COMPENSATION AND BENEFITS; EXPENSES

Section 3.1Compensation and Benefits. For all services rendered by the Executive in any capacity during the Term (including, without limitation, serving as an officer, director or member of any committee of the Company or any of its subsidiaries or other Affiliates), the Executive shall be compensated (subject, in each case, to the provisions of ARTICLE 4 below), as determined by the Compensation Committee, as follows:

(a)	Base Salary. During the Term, the Company shall pay the Executive a base salary (the “Base Salary”) approved by the Compensation Committee of the Board (the “Compensation Committee”), which shall be subject to customary withholdings and authorized deductions and be payable in equal installments in accordance with the Company’s customary payroll practices in place from time to time. The Executive’s Base Salary shall be subject to periodic adjustments as determined by the Compensation Committee. As used in this Agreement, the term “Base Salary” shall refer to Base Salary as may be adjusted from time to time.
(b)	Annual Bonus. For each fiscal year ending during the Term (beginning with the fiscal year ending May 31, 2024), the Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) with a target amount as determined by the Compensation Committee annually, but in a range estimated between 30% and 50% of the Base Salary earned by the Executive for such fiscal year (the “Target Annual Bonus”). The actual amount of each Annual Bonus will be based upon the level of achievement of the Company’s corporate objectives and the Executive’s individual objectives established by the Compensation Committee, after consideration of recommendations of objectives by the PEO. The level of achievement of the corporate objectives and the Executive’s individual performance objectives for any fiscal year shall be determined by the Compensation Committee. Each

Annual Bonus for a fiscal year, to the extent earned, will be paid in a lump sum at a time determined by the Company, but in no event later than March 15 of the calendar year immediately following the year in which such Annual Bonus was earned. Each Annual Bonus shall be payable, as determined by the Compensation Committee, either in cash, in full, or fifty percent (50%) in cash and (50%) in unrestricted shares under (and as defined in) the Company’s 2012 Equity Incentive Plan (as it may be amended from time to time, the “2012 Plan”), or any successor equity compensation plan as may be in place from time to time (collectively with the 2012 Plan, the “Plan”), subject to the availability of shares under the Plan. The Annual Bonus shall not be deemed earned until the date that it is paid. Accordingly, in order for the Executive to receive an Annual Bonus, the Executive must be actively employed by the Company at the time of such payment.
(c)	Equity Compensation. Executive was previously granted options to purchase shares of the Company’s common stock pursuant to the terms of stock option agreements between the parties hereto entered into on the following dates, and subject to the terms and conditions established within the Plan: Option Awards O-262 effective September 12, 2022, and O-278 effective November 1, 2022. During the Term, and likewise subject to the terms and conditions established within the Plan and separate Award Agreements (as defined in the Plan), the Executive also shall be eligible to receive from time to time additional Options, Stock Appreciation Rights, Restricted Awards, or Other Stock-Based Awards (as such capitalized terms are defined in the Plan), in amounts, if any, as determined by the Compensation Committee.
(d)	Benefit Plans. The Executive shall be entitled to participate in all employee benefit plans and programs (excluding severance plans, if any) generally made available by the Company to senior leadership of the Company, to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof. The Company may amend, modify or rescind any employee benefit plan or program and/or change employee contribution amounts to benefit costs without notice in its discretion.
(e)	Paid Time Off. The Executive shall be entitled to paid time off in accordance with the Company’s policies in effect from time to time for its senior management.

Section 3.2Expense Reimbursement. Subject to the requirements contained in Section 5.17, the Company shall reimburse the Executive during the Term, in accordance with the Company’s expense reimbursement policies in place from time to time, for all reasonable out-of-pocket business expenses incurred by the Executive in the performance of the Executive’s duties hereunder.  In order to receive such reimbursement, the Executive shall furnish to the Company documentary evidence of each such expense in the form required to comply with the Company’s policies in place from time to time.

ARTICLE 4

TERMINATION OF EMPLOYMENT

Section 4.1 Termination Without Cause.

(a)	The Company may terminate the Executive’s employment hereunder at any time without Cause (as defined in Section 4.3(b)), other than by reason of death or Disability, upon written notice to the Executive.
(b)	If the Executive’s employment is terminated pursuant to Section 4.1(a), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation to the Executive under this Agreement or otherwise shall be to pay or provide to the Executive, the following:
(i)	the Accrued Obligations (as defined in Section 4.3(d)); and
(ii)	subject to Section 4.5 and Section 4.6, a severance (the “Severance Payments”) to be paid as follows:
(A)	a lump sum payment equal to three (3) months of Executive’s Base Salary at the rate in effect immediately prior to the Termination Date (less applicable withholdings and authorized deductions) on or before the sixtieth (60th) day following the Termination Date; provided, however, that if such 60-day period begins in one calendar year and ends in the next calendar year, the payment will be made in the later calendar year; and
(B)	payments equal to nine (9) months of Executive’s Base Salary at the rate in effect immediately prior to the Termination Date (less applicable withholdings and authorized deductions) to be paid in regular installments corresponding with the Company’s regular payroll schedule, and commencing on the first regular payroll date following the date that is ninety (90) days after the Termination Date.
(c)	Notwithstanding anything in Section 4.1(b), in no event shall the Severance Payments to which the Executive is entitled hereunder exceed two times the lesser of (x) the sum of the Executive’s annualized compensation based upon the Executive’s annual salary in the year preceding the year in which the Executive’s employment is terminated (adjusted for any increase during that year that was expected to continue indefinitely if the Executive’s employment had not terminated) or (y) the applicable dollar limit under Section 401(a)(17) of the Internal Revenue Code for the calendar year in which the Executive’s employment is terminated.
(d)	Notwithstanding anything in Section 4.1(b) to the contrary, the Severance Payments may be made, as determined by the Compensation Committee, in whole or in part through the issuance of shares of the Company’s common stock, in each case with a Fair Market Value (as defined in the Plan) equal to the amount to be paid on the applicable date.
(e)	Unless the award agreement specifically provides otherwise, all stock options and other awards that the Executive has been granted under the Plan shall vest and, in the case of stock options or like awards, become exercisable, to the extent not already vested and (if applicable) exercisable, on the Termination Date, and (if applicable) shall remain exercisable following termination to the extent provided in the award agreement for such award.

Section 4.2Termination Without Cause or for Good Reason - Within 12 Months Following a Change in Control.

(a)	Provided that the Executive has completed 180 days of full-time continuous employment with the Company, if, within twelve (12) months following the occurrence of a Change in Control of the Company (as defined below), the Executive’s employment hereunder is terminated without Cause (other than by reason of death or Disability) or the Executive resigns for Good Reason, the provisions of this Section 4.2 shall control instead of the provisions of Section 4.1.
(b)	As used in this Agreement, “Change in Control” means:
(i)	Any one person or entity, or more than one person or entity acting as a group (as defined in Treasury Regulation Section 1.409A-3), acquires ownership of stock of the Company that, together with stock previously held by the acquiror, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the Company’s stock. If any one person or entity, or more than one person or entity acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the Company’s stock, the acquisition of additional stock by the same person or entity or persons or entities acting as a group does not cause a Change in Control. An increase in the percentage of stock owned by any one person or entity, or persons or entities acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property, is treated as an acquisition of stock; or
(ii)	A majority of the members of the Company’s Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election; or
(iii)	Any one person or entity, or more than one person or entity acting as a group, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that person or entity or persons or entities acting as a group) assets from the Company that have a total gross fair market value equal to at least forty percent (40%) of the total gross fair market value of all the Company’s assets immediately prior to the acquisition or acquisitions. Gross fair market value means the value of the Company’s assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets. Notwithstanding anything in this clause (iii) to the contrary, in no event shall a license of (or other similar transfer of rights in) leronlimab be a change in the ownership of a substantial portion of the Company’s assets.

In determining whether a Change in Control occurs, the attribution rules of Code Section 318 apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option.

(c)	As used in this Agreement, “Good Reason” means the occurrence of any of the following: (1) a material breach by the Company of the terms of this Agreement; (2) a material reduction in the Executive’s Base Salary; (3) a material diminution in the Executive’s authority, duties or responsibilities; or (4) a relocation by the Company of the Executive’s principal place of business for the performance of the Executive’s duties under this Agreement to a location that is anywhere outside of a 50-mile radius of Vancouver, Washington; provided, however, that the Executive must notify the Company within ninety (90) days of the occurrence of any of the foregoing conditions that the Executive considers to be a “Good Reason” condition and provide the Company with at least thirty (30) days in which to cure the condition. If the Executive fails to provide this notice and cure period prior to the Executive’s resignation, or resigns more than six (6) months after the initial existence of the condition, the Executive’s resignation will not be deemed to be for “Good Reason.”
(d)	If the Executive’s employment is terminated pursuant to Section 4.2(a) (i.e., the Executive’s employment hereunder is terminated without Cause (other than by reason of death or Disability) within twelve (12) months following a Change in Control of the Company, or the Executive resigns for Good Reason within twelve (12) months following a Change in Control of the Company), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation to the Executive under this Agreement or otherwise shall be to pay or provide to the Executive, the following:

(i) the Accrued Obligations; and

(ii) subject to Section 4.5 and Section 4.6:

(A)	A lump sum payment equal to the sum of eighteen (18) months of the Executive’s Base Salary at the rate in effect immediately prior to Termination Date (less applicable withholdings and authorized deductions), to be paid on the first regular payroll date on or following the date that is sixty (60) days following such termination of employment (the “Enhanced Severance Payment”); provided, however, that the Enhanced Severance Payment shall not exceed two times the lesser of (x) the sum of the Executive’s annualized compensation based upon the Executive’s annual salary in the year preceding the year in which the Executive’s employment is terminated (adjusted for any increase during that year that was expected to continue indefinitely if the Executive’s employment had not terminated) or (y) the applicable dollar limit under Section 401(a)(17) of the Internal

Revenue Code for the calendar year in which the Executive’s employment is terminated; and
(B)	Unless the award agreement specifically provides otherwise, all stock options and other awards that the Executive has been granted under the Plan shall vest and, in the case of stock options or like awards, become exercisable, to the extent not already vested and (if applicable) exercisable, on the Termination Date, and (if applicable) shall remain exercisable following termination to the extent provided in the award agreement for such award.

For purposes of clarity, it is understood and agreed that the Enhanced Severance Payment set forth in this Section 4.2 shall be in lieu of (and not in addition to) the Severance Payment set forth in Section 4.1.

Section 4.3Termination for Cause; Voluntary Termination.

(a)	The Company may terminate the Executive’s employment hereunder at any time for Cause. The Executive may voluntarily terminate the Executive’s employment hereunder at any time for any reason or no reason as well, but is requested to provide ninety (90) days’ prior written notice to the Company, if possible; provided, however, the Company reserves the right, upon written notice to the Executive, to accept the Executive’s notice of resignation and to accelerate such notice and make the Executive’s resignation effective immediately, or on such other date prior to the Executive’s intended last day of work as the Company deems appropriate. It is understood and agreed that the Company’s election to accelerate the Executive’s notice of resignation shall not be deemed a termination by the Company without Cause for purposes of Section 4.1 or 4.2 of this Agreement or otherwise or constitute Good Reason for purposes of Section 4.2 of this Agreement or otherwise.
(b)	For purposes of this Agreement, "Cause" shall mean:

the Executive's abandonment, gross dereliction or willful failure to perform Executive's duties (other than any such failure resulting from incapacity due to physical or mental illness);

the Executive's willful failure to comply with any valid and legal directive of the Board;

the Executive's willful engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, materially injurious to the Company or its affiliates;

the Executive’s willful engagement in conduct that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute;

the Executive's commitment of an act of embezzlement, misappropriation, or fraud, whether or not related to the Executive's employment with the Company;

the Executive's conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving dishonesty and/or moral turpitude;

the entry/effectiveness of an order, ruling, or determination by a government body, court, or applicable regulatory authority that imposes a bar or disqualification on Executive from employment with the Company (either permanently or for a period exceeding 180 days);

the Executive's material violation of the Company Policies relating to confidentiality, discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct.

For purposes of this Section 4.3(b):

(ix)	No act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based on authority given pursuant to a resolution duly adopted by the Board or on the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.
(c)	The Company may place the Executive on paid leave for up to 60 days while it is determining whether there is a basis to terminate the Executive's employment for Cause. Any such action by the Company will not constitute Good Reason.
(d)	Termination of the Executive's employment shall not be deemed to be for Cause unless and until the Company delivers to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the Board, finding that the Executive has engaged in the conduct described in any of Section 4.3(b)(i-viii) above. The Board’s resolution shall cite to the subsection pursuant to which the Executive is being terminated for Cause.
(e)	If the Executive’s employment is terminated pursuant to Section 4.3(a), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation under this Agreement or otherwise shall be to pay or provide to the Executive, the following (collectively, the “Accrued Obligations”):
(i)	the Executive’s accrued but unpaid Base Salary through the final date of the Executive’s employment by the Company (the “Termination Date”), payable in accordance with the Company’s standard payroll practices;
(ii)	the Executive’s unused paid time off as accrued in accordance with the Company’s policies, if any;

(iii)	expenses reimbursable under Section 3.2 above incurred on or prior to the Termination Date but not yet reimbursed; and
(iv)	any amounts or benefits that are vested amounts or vested benefits or that the Executive is otherwise entitled to receive under any plan, program, policy or practice (with the exception of those, if any, relating to severance) on the Termination Date, in accordance with such plan, program, policy, or practice.

Section 4.4Termination Resulting from Death or Disability.

(a)	As the result of any Disability suffered by the Executive, the Company, upon five (5) days’ prior notice to the Executive, may terminate the Executive’s employment under this Agreement. The Executive’s employment shall automatically terminate upon the Executive’s death.
(b)	“Disability” means a determination by the Company in accordance with applicable law that as a result of a physical or mental injury or illness, the Executive is unable to perform the essential functions of the Executive’s job with or without reasonable accommodation for a period of (i) ninety (90) consecutive days; or (ii) one hundred twenty (120) days during any twelve (12) month period.
(c)	If the Executive’s employment is terminated pursuant to Section 4.4(a), the Executive or the Executive’s estate, as the case may be, shall be entitled to receive, and the Company’s sole obligation under this Agreement or otherwise shall be to pay or provide to the Executive or the Executive’s estate, as the case may be, the Accrued Obligations.

Section 4.5Release Agreement.  In order to receive the Severance Payments set forth in Section 4.1 or to receive the Enhanced Severance Payment set forth in Section 4.2 (as applicable, and, in each case, if eligible), the Executive must timely execute (and not revoke) a separation agreement and general release (the “Release Agreement”) in a customary form as is determined to be reasonably necessary by the Company in its good faith and reasonable discretion; provided, that the Company shall endeavor to provide the Executive with the form of Release Agreement within three (3) days following the Termination Date. The Severance Payments or the Enhanced Severance Payment, as applicable, are subject to the Executive’s execution of such Release Agreement within twenty-one (21) days of the Executive’s receipt of the Release Agreement and the Executive’s non-revocation of such Release Agreement, if applicable.

Section 4.6Post-Termination Breach. Notwithstanding anything to the contrary contained in this Agreement, the Company’s obligations to provide the Severance Payments or the Enhanced Severance Payment, as applicable, will immediately cease if the Executive breaches any of the provisions of the Covenants Agreement, the Release Agreement or any other agreement the Executive has with the Company, or if any provision of those agreements is determined to be unenforceable, to any extent, by a court or arbitration panel, whether by preliminary or final adjudication.

Section 4.7Removal from any Boards and Position.  If the Executive’s employment is terminated for any reason under this Agreement, the Executive shall be deemed (without further action, deed or notice) to resign (i) if a member, from the Board or board of directors (or similar governing body) of the Company, any Affiliate of the Company or any other board to which the Executive has been appointed or nominated by or on behalf of the Company, and (ii) from all other positions with the Company or any subsidiary or other Affiliate of the Company, including, but not limited to, as an officer of the Company and any of its subsidiaries or other Affiliates.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1Employee Inventions Assignment and Non-Disclosure Agreement. The Executive acknowledges and confirms that the Employee Inventions Assignment and Non-Disclosure Agreement executed by the Executive on July 25, 2022 (the “Covenants Agreement”), the terms of which are incorporated herein by reference, remains in full force and effect and binding on the Executive.  The Covenants Agreement shall survive the termination of this Agreement and the Executive’s employment by the Company for the applicable period(s) set forth therein.

Section 5.2Expenses.  Each of the Company and the Executive shall bear its/the Executive’s own costs, fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 5.3Key-Person Insurance.  Upon the Company’s request, the Executive shall cooperate (including, without limitation, taking any required physical examinations) in all respects in obtaining a key-person life insurance policy on the life of the Executive in which the Company is named as the beneficiary.

Section 5.4Entire Agreement. This Agreement, and the Indemnification Agreement between the Executive and the Company, as it may be amended from time to time (“Indemnification Agreement”), contain the entire agreement of the parties hereto with respect to the terms and conditions of the Executive’s employment during the Term and activities following termination of this Agreement and the Executive’s employment with the Company and supersede any and all prior agreements and understandings, whether written or oral, between the parties hereto with respect to the subject matter of this Agreement, the Indemnification Agreement, or the Covenants Agreement. Each party hereto acknowledges that no representations, inducements, promises or agreements, whether oral or in writing, have been made by any party, or on behalf of any party, which are not embodied herein, or in the Covenants Agreement.  The Executive acknowledges and agrees that the Company has fully satisfied, and has no further obligations to the Executive arising under, or relating to, any prior employment or consulting arrangement or understanding (including, without limitation, any claims for compensation or benefits of any kind) or otherwise.  No agreement, promise or statement not contained in this Agreement, the Indemnification Agreement, or the Covenants Agreement shall be valid and binding, unless agreed to in writing and signed by the parties sought to be bound thereby.

Section 5.5No Other Contracts. The Executive represents and warrants to the Company that neither the execution and delivery of this Agreement by the Executive nor the performance by the Executive of the Executive’s obligations hereunder, shall constitute a default under or a breach of the terms of any other agreement, contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound, nor shall the execution and delivery of this Agreement by the Executive nor the performance by the Executive of the Executive’s duties and obligations hereunder give rise to any claim or charge against either the Executive, the Company or any Affiliate, based upon any other contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound.  The Executive further represents and warrants to the Company that the Executive is not a party to or subject to any restrictive covenants, legal restrictions or other agreement, contract or arrangement, whether written or oral, in favor of any entity or person that would in any way preclude, inhibit, impair or limit the Executive’s ability to perform the Executive’s obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements.  The Executive shall defend, indemnify and hold the Company harmless from and against all claims, actions, losses, liabilities, damages, costs and expenses (including reasonable attorney’s fees and amounts paid in settlement in good faith) arising from or relating to any breach of the representations and warranties made by the Executive in this Section 5.5.

Section 5.6Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by nationally recognized overnight courier service (with next business day delivery requested).  Any such notice or communication shall be deemed given and effective, in the case of personal delivery, upon receipt by the other party, and in the case of a courier service, upon the next business day, after dispatch of the notice or communication.  Any such notice or communication shall be addressed as follows:

If to the Company, to: CytoDyn Inc. Attn: Corporate Secretary 1111 Main Street, Suite 660 Vancouver, Washington 98660	If to the Executive, to: The address provided on Executive’s current Form W-4 on file with the Company.

Section 5.7Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, without regard to principles of conflicts of law.  Any and all actions arising out of this Agreement or Executive’s employment by the Company or termination therefrom shall be brought and heard in the state and federal courts of the state of Delaware and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any such courts.

Section 5.8Waiver.  Either party hereto may waive compliance by the other party with any provision of this Agreement.  The failure of a party to insist on strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.  No waiver of any provision shall be construed as a waiver of any other provision.  Any waiver must be in writing.

Section 5.9Severability.  If any one or more of the terms, provisions, covenants and restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid and unenforceable provision in light of the tenor of this Agreement, and, upon so agreeing, shall incorporate such substitute provision in this Agreement.  In addition, if any one or more of the provisions contained in this Agreement shall for any reason be determined by a court of competent jurisdiction to be excessively broad as to duration, geographical scope, activity, or subject, it shall be construed, by limiting or reducing it, so as to be enforceable to the extent compatible with then applicable law.

Section 5.10Counterparts. This Agreement may be executed in any number of counterparts and each such duplicate counterpart shall constitute an original, any one of which may be introduced in evidence or used for any other purpose without the production of its duplicate counterpart.  Moreover, notwithstanding that any of the parties did not execute the same counterpart, each counterpart shall be deemed for all purposes to be an original, and all such counterparts shall constitute one and the same instrument, binding on all of the parties hereto.

Section 5.11Advice of Counsel. Both parties hereto acknowledge that they have had the opportunity to seek and obtain the advice of counsel before entering into this Agreement and have done so to the extent desired, and have fully read the Agreement and understand the meaning and import of all the terms hereof.

Section 5.12Assignment. This Agreement shall inure to the benefit of the Company and its successors and assigns (including, without limitation, the purchaser of all or substantially all of its assets) and shall be binding upon the Company and its successors and assigns.  This Agreement is personal to the Executive, and the Executive shall not assign or delegate the Executive’s rights or duties under this Agreement, and any such assignment or delegation shall be null and void.

Section 5.13Agreement to Take Actions. Each party to this Agreement shall execute and deliver such documents, certificates, agreements, and other instruments, and shall take all other actions, as may be reasonably necessary or desirable in order to perform the Executive’s or its obligations under this Agreement.

Section 5.14No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 5.14 shall preclude the assumption of such rights by executors, administrators, or other legal representatives of the Executive or the Executive’s estate and their assigning any rights hereunder to the person or persons entitled thereto.

Section 5.15Source of Payment. Except as otherwise provided under the terms of any applicable Executive benefit plan, all payments provided for under this Agreement shall be paid in cash from the general funds of the Company.  The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if the Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title, or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments.  Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and the Executive or any other person.  To the extent that any person acquires a right to receive payments from the Company hereunder, such right, without prejudice to rights which employees may have, shall be no greater than the right of an unsecured creditor of the Company.  The Executive shall not look to the owners of the Company for the satisfaction of any obligations of the Company under this Agreement.

Section 5.16Tax Withholding.  The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state, or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Compensation Committee to satisfy all obligations for the payment of such withholding taxes.  The Executive will be solely responsible for all taxes assessed against the Executive with respect to the compensation and benefits described in this Agreement, other than typical employer-paid taxes such as FICA, and the Company makes no representations as to the tax treatment of such compensation and benefits.

Section 5.17409A Compliance. All payments under this Agreement are intended to comply with or be exempt from the requirements of Section 409A of the Code and regulations promulgated thereunder (“Section 409A”).  As used in this Agreement, the “Code” means the Internal Revenue Code of 1986, as amended.  To the extent permitted under applicable regulations and/or other guidance of general applicability issued pursuant to Section 409A, the Company reserves the right to modify this Agreement to conform with any or all relevant provisions regarding compensation and/or benefits so that such compensation and benefits are exempt from the provisions of Section 409A and/or otherwise comply with such provisions so as to avoid the tax consequences set forth in Section 409A and to assure that no payment or benefit shall be subject to an “additional tax” under Section 409A.  To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, or to the extent any provision in this Agreement must be modified to comply with Section 409A, such provision shall be read in such a manner so that no payment due to the Executive shall be subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code.    Notwithstanding anything contained herein to the contrary, the Executive shall not be considered to have terminated employment with the Company for purposes of Section 4.1 or 4.2 unless the Executive would be considered to have incurred a “separation from service” from the Company within the meaning of Treasury Regulation §1.409A-1(h).  In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Section 409A or damages for failing to comply with Section 409A.

Section 5.18280G Modified Cutback.

(a)If any payment, benefit or distribution of any type to or for the benefit of the Executive, whether paid or payable, provided or to be provided, or distributed or distributable pursuant to the terms of this Agreement or otherwise (collectively, the “Parachute Payments”) would subject the Executive to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), the Parachute Payments shall be reduced so that the maximum amount of the Parachute Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Parachute Payments to be subject to the Excise Tax; provided that the Parachute Payments shall only be reduced to the extent the after-tax value of amounts received by the Executive after application of the above reduction would exceed the after-tax value of the amounts received without application of such reduction.  For this purpose, the after-tax value of an amount shall be determined taking into account all federal, state, and local income, employment and excise taxes applicable to such amount.  Unless the Executive shall have given prior written notice to the Company to effectuate a reduction in the Parachute Payments if such a reduction is required, which notice shall be consistent with the requirements of Section 409A to avoid the imputation of any tax, penalty or interest thereunder, then the Company shall reduce or eliminate the Parachute Payments by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then reducing or eliminating accelerated vesting of stock options or similar awards, then by reducing or eliminating any other remaining Parachute Payments; provided, that no such reduction or elimination shall apply to any non-qualified deferred compensation amounts (within the meaning of Section 409A) to the extent such reduction or elimination would accelerate or defer the timing of such payment in manner that does not comply with Section 409A.

(b)An initial determination as to whether (x) any of the Parachute Payments received by the Executive in connection with the occurrence of a change in the ownership or control of the Company or in the ownership of a substantial portion of the assets of the Company shall be subject to the Excise Tax, and (y) the amount of any reduction, if any, that may be required pursuant to the previous paragraph, shall be made by an independent accounting firm selected by the Company (the “Accounting Firm”) prior to the consummation of such change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company.  The Executive shall be furnished with notice of all determinations made as to the Excise Tax payable with respect to the Executive’s Parachute Payments, together with the related calculations of the Accounting Firm, promptly after such determinations and calculations have been received by the Company.

(c)For purposes of this Section 5.18, (i) no portion of the Parachute Payments the receipt or enjoyment of which the Executive shall have effectively waived in writing prior to the date of payment of the Parachute Payments shall be taken into account; (ii) no portion of the Parachute Payments shall be taken into account which in the opinion of the Accounting Firm does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (iii) the Parachute Payments shall be reduced only to the extent necessary so that the Parachute Payments (other than those referred to in the immediately preceding clause (i) or (ii)) in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code or are otherwise not subject to disallowance as deductions, in the opinion of the auditor or tax counsel referred to in such clause (ii); and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the Parachute Payments shall be determined by the Company’s independent auditors based on Sections 280G and 4999 of the Code and the regulations for applying those sections of the Code, or on substantial authority within the meaning of Section 6662 of the Code.

Section 5.19Clawback Pursuant to Applicable Law(s) and Related Policies. Certain compensation paid to Employee under this Agreement or pursuant to compensation or benefit plans adopted by the Company and awards thereunder, including after the date of this Agreement, may be subject to recoupment in accordance with clawback policies of Company in effect from time to time, as may be adopted after the date of this Agreement, to ensure compliance with applicable law(s) including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Sarbanes-Oxley Act of 2002, and rules adopted by a governmental agency or applicable securities exchange under any such law. Employee agrees to promptly repay or return any such compensation as directed by Company under any such clawback policy or requirement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

EXECUTIVE CYTODYN INC.

By: By:

Name: Tyler BlokName:Tanya Urbach

Title:Board Chair

Exhibit 31.1

Certification of Principal Executive Officer

I, Antonio Migliarese, certify that:

1.      I have reviewed this Quarterly Report on Form 10-Q of CytoDyn Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.      I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.        designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.       designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.        evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

d.       disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the registrant’s most-recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.      I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a.        all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.       any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: October 23, 2023	/s/ Antonio Migliarese
Antonio Migliarese
Interim President and Chief Financial Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Antonio Migliarese, certify that:

1.       I have reviewed this Quarterly Report on Form 10-Q of CytoDyn Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.       The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.        designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.       designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.        evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

d.       disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the registrant’s most-recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.       The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a.        all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.       any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: October 23, 2023	/s/ Antonio Migliarese
Antonio Migliarese
Interim President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

In connection with the Quarterly Report of CytoDyn Inc. (the “Company”) on Form 10-Q for the fiscal quarter ended August 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned certify, pursuant to 18 U.S.C. Section 1350, that:

(1)      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Antonio Migliarese
Antonio Migliarese
Interim President and Chief Financial Officer
Date: October 23, 2023

A signed original of this written statement required by Section 906 has been provided to CytoDyn Inc. and will be retained by CytoDyn Inc. and furnished to the Securities and Exchange Commission or its staff upon request.